UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Intersections Inc.

(Name of Subject Company)

Intersections Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

460981301

(CUSIP Number of Class of Securities)

Duane L. Berlin

Chief Legal Officer, General Counsel

3901 Stonecroft Boulevard

Chantilly, Virginia 20151

(703) 488-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Persons Filing Statement)

With a copy to:

Todd E. Lenson, Esq.

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, New York 10036

(212) 715-9100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to an offer by WC SACD One Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of WC SACD One Parent, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Common Stock (as defined below) of Intersections Inc., a Delaware corporation (the “Company” and sometimes referred to herein as “we,” “us,” and “our”). Purchaser and Parent are sometimes referred to herein collectively as the “Purchaser Group.” Parent and Purchaser are affiliates of WC SACD One, Inc., (“WC SACD”), a joint venture formed by WndrCo Holdings, LLC (“WndrCo”), General Catalyst Group IX, L.P., GC Entrepreneurs Fund IX, L.P. (together, the “GC Funds”) and iSubscribed, Inc. (“iSubscribed”). WC SACD was originally formed as a limited liability company known as “WC SACD One, LLC” and was converted into a corporation on October 29, 2018. As such all references in this Schedule 14D-9 to WC SACD prior to October 29, 2018 refer to WC SACD One, LLC.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION CONTEMPLATED HEREIN; PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ITEM 1.	SUBJECT COMPANY INFORMATION.

The name of the subject company is Intersections Inc., its principal executive offices are located at 3901 Stonecroft Boulevard, Chantilly, Virginia 20151, and its phone number is (703) 488-6100. This Schedule 14D-9 relates to the Company’s Common Stock, par value $0.01 per share (the “Common Stock” or the “Shares”). As of November 28, 2018, there were 24,428,246 Shares outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

(b) The Tender Offer and Merger. This Schedule 14D-9 relates to the tender offer made by Purchaser, disclosed in a Tender Offer Statement on Schedule TO dated November 29, 2018 (as amended or supplemented from time to time, the “Schedule TO”) filed with the Commission by the Purchaser Group and certain other co-bidders on November 29, 2018. Purchaser is offering to purchase all the outstanding shares of Common Stock at a price of $3.68 per share, in cash (such amount being referred to herein as the “Offer Price”), upon the terms and subject to the conditions of the Merger Agreement (defined below), the Offer to Purchase dated November 29, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”) contained in the Schedule TO and the related Letter of Transmittal (the “Letter of Transmittal”). The Letter of Transmittal and the Offer to Purchase, as each may be amended or supplemented from time to time, together constitute the “Offer.” Copies of the Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 31, 2018, as amended by Amendment No. 1 thereto, dated as of November 28, 2018, among the Company, Parent and Purchaser (as amended, the “Merger Agreement”), which provides for the making of the Offer by Purchaser, subject to the terms and conditions contained in the Merger Agreement. Unless the Offer is extended in accordance with the Merger Agreement, the Offer will expire at 5:00 p.m., New York time, on December 28, 2018. Purchaser’s obligation to accept for purchase and pay for Shares tendered in the Offer is subject to the satisfaction of a condition that requires the tender of a number of Shares that (i) together with Shares (including Rollover Shares (as defined below)) then owned by WC SACD, Parent or any of its subsidiaries, would represent at least one share more than 50% of the Company’s then-outstanding Shares on a fully diluted basis (disregarding

Shares issuable upon conversion of the Notes issued pursuant to the Note Purchase Agreement described herein) and (ii) would represent at least one share more than 50% of the Company’s then-outstanding Shares not owned by the Rollover Holders (as defined below), or executive officers and directors of the Company that are not Rollover Holders (sub-clauses (i) and (ii) collectively, the “Minimum Condition”). Shares issuable upon conversion of the Notes will be disregarded for purposes of calculating the Minimum Condition. Each of Loeb Holding Corporation (“LHC”), Michael R. Stanfield, Stanfield Family Investments LLC (“SFI LLC”), of which Mr. Stanfield is the managing member, and David A. McGough (together, the “Rollover Holders”) have entered into Contribution and Assignment Agreements with WC SACD, pursuant to which each Rollover Holder has agreed to contribute and assign to WC SACD, immediately prior to the Effective Time of the Merger (as defined below), in exchange for equity interests in WC SACD, Shares (“Rollover Shares”), representing a majority of their respective Shares held at such time. The Rollover Holders have also entered into Tender and Support Agreements with Parent relating to the tender and voting of their Shares, pursuant to which, among other things, the Rollover Holders have agreed to tender in the Offer all Shares owned of record and beneficially by the Rollover Holders other than their Rollover Shares. See “ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS— Arrangements with Executive Officers and Directors of the Company—Rollover Agreements”, and “—Tender and Support Agreements.”

In the event that the Minimum Condition has not been satisfied or any of the other conditions to the consummation of the Offer have not been satisfied or waived as of any scheduled expiration of the Offer, Purchaser may extend the Offer for one or more successive extension periods of up to 10 business days each.

Subject to the terms and conditions of the Merger Agreement, promptly following the consummation of the Offer, Purchaser will accept all Shares validly tendered and not withdrawn for purchase in the Offer, Purchaser will merge with and into the Company, the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent (the “Merger”). Each share of Common Stock that is not tendered and accepted pursuant to the Offer (other than shares held by stockholders who have perfected their appraisal rights under Delaware law, shares held in the treasury of the Company or owned, directly or indirectly, by Parent or Purchaser immediately prior to the Effective Time (including the Rollover Shares) (collectively, the “Excluded Shares”) will be converted into the right to receive cash consideration (without interest and subject to deduction for any applicable withholding tax) in an amount equal to the Offer Price (the “Merger Consideration”).

Pursuant to the terms of the Merger Agreement, each option to purchase Common Stock (each, a “Company Stock Option”) whether vested or unvested, that is outstanding as of immediately prior to the effective time of the Merger (the “Effective Time”), will be cancelled and, in exchange therefor, the Surviving Corporation will pay to each former holder of any such cancelled Company Stock Option as soon as practicable following the Effective Time an amount in cash (without interest and subject to deduction for any applicable withholding tax) equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Company Stock Option by (y) the excess of the Merger Consideration over the per Share exercise price of such Company Stock Option (the “Option Consideration”); provided, that if the exercise price per Share of any such Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option will be cancelled without any cash payment being made in respect thereof.

Pursuant to the terms of the Merger Agreement, each Company restricted stock unit award (“Company RSU Award” or “RSU”) outstanding immediately prior to the Effective Time shall fully vest (to the extent unvested) and be cancelled and converted automatically into the right to receive an amount in cash equal to the Merger Consideration in respect of each Share underlying such Company RSU Award (without interest and subject to deduction for any applicable withholding tax).

Pursuant to the terms of the Merger Agreement, at the Effective Time, the warrant (the “PEAK6 Warrant”) held by PEAK6 (as defined below) to the extent it is outstanding immediately prior to the Effective Time will be deemed exercised and cancelled pursuant to its terms, and in exchange therefor, the Surviving Corporation will pay to the holder thereof as soon as practicable following the Effective Time an amount in cash (without interest)

equal to the product of (a) the excess of the Merger Consideration over the exercise price per Share under the PEAK6 Warrant and (b) the number of Shares subject to the PEAK6 Warrant. If the PEAK6 Warrant is exercised in connection with the transactions contemplated by the Merger Agreement, the holder thereof may under certain circumstances and subject to the terms and conditions of the PEAK6 Warrant be entitled to additional cash consideration.

The consummation of the Merger is subject to the completion of the Offer and satisfaction or waiver of certain conditions as specified in the Merger Agreement. The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, pursuant to which no stockholder vote will be required to consummate the Merger if the Offer is consummated in accordance with its terms.

The foregoing summary is qualified in its entirety by the more detailed description contained in the Offer to Purchase and Letter of Transmittal. The Merger Agreement, a copy of which is incorporated by reference as Exhibit (e)(1) and Exhibit (e)(2) hereto, is summarized in more detail in “The Offer—Section 12—The Merger Agreement” in the Offer to Purchase, which description is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of the members of the Purchaser Group are located at c/o iSubscribed Inc, 15 Network Drive, Burlington, Massachusetts 01803.

Except as may be required in response to a valid books and records demand pursuant to Section 220 of the General Corporation Law of the State of Delaware, the Company has not made any arrangements in connection with the Offer to provide holders of Shares access to the Company’s corporate files or to obtain counsel or appraisal services at the Company’s expense.

If the Offer and the Merger are consummated, stockholders who do not wish to accept the Offer Price and who properly exercise and perfect appraisal rights under Delaware law will have the right to receive, in lieu of the Offer Price, the amount determined by the Court of Chancery of the State of Delaware as the fair value of the shares of Common Stock as of the Effective Time of the Merger. The price determined by the court in an appraisal proceeding as the fair value may be less than, the same as, or greater than, the Offer Price. Stockholders who desire to exercise appraisal rights must meet certain statutory requirements, and failure to satisfy those requirements will result in a loss of appraisal rights. For a discussion of appraisal rights, see “ITEM 8. ADDITIONAL INFORMATION—(a) Appraisal Rights under the Delaware General Corporation Law,” and see also “—(e) Legal Proceedings.”

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth or incorporated by reference in this Item 3, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between (i) the Company, or its affiliates, on the one hand, and (ii)(x) any of the Company’s executive officers, directors or affiliates or (y) Purchaser, Parent or their respective executive officers, directors or affiliates, on the other hand.

(a) Arrangements with Executive Officers and Directors of the Company. In considering the recommendation of the Board of Directors of the Company (the “Board of Directors” or the “Board”) with respect to the Offer, the Merger and the Merger Agreement and the fairness of the consideration to be received in the Offer and the Merger, the Company’s stockholders should be aware that the executive officers and directors of the Company have interests in the Offer and the Merger that are described below that may present them with potential conflicts of interest. The Special Committee of the Board formed for purposes of evaluating the transaction (the “Special Committee”) and the Board of Directors were aware of such interests and any potential or actual conflicts of interest and considered them along with other matters described below in Item 4, “The Solicitation or Recommendation.”

Consideration Payable Pursuant to the Offer and the Merger. As of November 28, 2018, the Company’s directors and executive officers and their affiliates owned 12,286,286 outstanding Shares in the aggregate (excluding options to purchase Shares and Shares underlying RSUs). The Shares owned by the Company’s directors and executive officers and their affiliates, represent 50.3% of the outstanding Shares. If the Company’s directors and executive officers were to tender their Shares in the Offer, they would receive the same $3.68 per Share Offer Price on the same terms and conditions as other stockholders of the Company who tender their Shares in the Offer. Any Shares not tendered by a director or an executive officer in the Offer (other than the Rollover Shares) would be entitled to receive the same Merger Consideration in the Merger (an amount equal to the Offer Price (without interest)) as the other stockholders of the Company who do not tender their Shares in the Offer (and do not perfect their appraisal rights under Delaware law).

If the Company’s directors and executive officers were to tender all of their Shares (other than the Rollover Shares owned by such directors and executive officers) in the Offer and such Shares are accepted for purchase by Purchaser, or if they do not tender their Shares, and their Shares (other than the Rollover Shares) are subsequently converted into the right to receive the Merger Consideration, the directors and executive officers would receive the amounts set forth in the table below in cash, less any applicable withholding tax.

Name	Number of Shares(1)	Total Consideration to be Received
Non-Employee Directors
John M. Albertine	31,500	$115,920
Thomas G. Amato	41,726	153,552
Bruce M. Lev(2)	8,750	32,200
David A. McGough(3)	356,817	1,313,087
Melvin R. Seiler	2,500	9,200
Executive Officers
Michael R. Stanfield(4)	76,208	280,445
Ronald L. Barden	150,415	553,527
Duane L. Berlin	9,028	33,223
Melba Amissi	1,580	5,814

(1)

In calculating the number of Shares beneficially owned for this purpose, Rollover Shares, RSUs, and Shares underlying Company Stock Options (whether or not they are currently exercisable) held by the individual are excluded.

(2)

Does not include (i) 9,680,541 Shares held by LHC (including 8,801,702 Rollover Shares held by LHC) or (ii) 1,321,586 Shares issuable upon conversion of the Note held by LHC. Also excludes 67,750 Shares held by The Estate of Thomas L. Kempner (the “Estate”). The Estate is the beneficial owner of 62.878% of the voting stock of LHC and as a result, indirect beneficial ownership of the Shares held by LHC may be attributable to the Estate. Mr. Lev is the preliminary co-executor of the Estate and as a result indirect beneficial ownership of the Shares held by the Estate (and LHC) may be attributable to Mr. Lev. Each of the Estate and Mr. Lev have disclaimed beneficial ownership of the Shares, except to the extent of their pecuniary interest.

(3)	Represents the difference between the 716,288 Shares owned by Mr. McGough plus the 440,529 Shares to be issued upon conversion of the Note held by Mr. McGough, minus 800,000 Rollover Shares.
(4)	Does not include 1,500,000 Rollover Shares (including 577,846 Rollover Shares held by SFI LLC).

As of November 28, 2018, certain of the Company’s directors and executive officers held Company Stock Options, as follows:

•	John M. Albertine held Company Stock Options to purchase an aggregate of 25,000 Shares, at exercise prices of $4.30, $9.76 and $2.11 per Share, as applicable.

•	Thomas G. Amato held Company Stock Options to purchase an aggregate of 6,250 Shares, at exercise prices of $9.76 and $4.30 per Share, as applicable.

•	David A. McGough held Company Stock Options to purchase an aggregate of 8,750 Shares, at exercise prices of $9.76 and $4.30 per Share, as applicable.

•	Melvin R. Seiler held Company Stock Options to purchase an aggregate of 15,000 Shares, at an exercise price of $2.11 per Share.

•	Michael R. Stanfield held Company Stock Options to purchase an aggregate of 2,182,887 Shares, at exercise prices of $5.48, $3.10, $4.32, $2.30, $4.35 and $2.10 per Share, as applicable.

•	Melba Amissi held Company Stock Options to purchase an aggregate of 7,750 Shares, at exercise prices of $5.48 and $14.95 per Share, as applicable.

Pursuant to the terms of the Merger Agreement, each Company Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time will be cancelled and, in exchange therefor, the Surviving Corporation will pay to each former holder of any such cancelled Company Stock Option as soon as practicable following the Effective Time an amount in cash (without interest and subject to deduction for any required withholding tax) equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Company Stock Option by (y) the excess of the Merger Consideration over the per Share exercise price of such Company Stock Option; provided, that if the exercise price per Share of any such Company Stock Option is equal to or greater than the Offer Price, such Company Stock Option will be cancelled without any cash payment being made in respect thereof. Because the exercise prices of certain of the Company Stock Options held by the directors and executive officers exceed the Offer Price, no amounts will be received by such directors and executive officers upon the cancellation of such Company Stock Options in the Merger. The directors and executive officers named below will receive the following amounts, subject to deduction for any applicable withholding tax, in consideration for their Company Stock Options for which the Offer Price exceeds the exercise price:

Name	Number of Shares Underlying Company Stock Option	Exercise Price	Total Consideration to be Received
Non-Employee Directors
John M. Albertine	15,000	$2.11	$23,550
Melvin R. Seiler	15,000	2.11	23,550
Executive Officers
Michael R. Stanfield	170,349	3.10	98,802
	379,000	2.30	523,020
	238,095	2.10	376,190

As of November 28, 2018, the Company’s directors and executive officers held RSUs. Pursuant to the terms of the Merger Agreement, each Company RSU Award outstanding immediately prior to the Effective Time will fully vest (to the extent unvested) and be cancelled and converted automatically into the right to receive an amount in cash equal to the $3.68 Offer Price in respect of each Share underlying such Company RSU Award immediately prior to the Effective Time. Accordingly, the directors and executive officers will receive the following amounts, subject to deduction for any applicable withholding tax, in consideration for their Company RSU Awards:

Name	Number of RSUs	Total Consideration to be Received
Non-Employee Directors
John M. Albertine	31,250	$115,000
Thomas G. Amato	31,250	115,000
Bruce M. Lev	31,250	115,000
David A. McGough	31,250	115,000
Melvin R. Seiler	27,500	101,200
Executive Officers
Michael R. Stanfield	559,999	2,060,796
Ronald L. Barden	190,000	699,200
Duane L. Berlin	112,500	414,000
Melba Amissi	105,000	386,400

Employment Agreements. The Company previously entered into an amended and restated employment agreement with Michael R. Stanfield, effective as of January 10, 2017 (as amended by an amendment to such amended and restated employment agreement, effective as of December 6, 2017), amended and restated employment agreements with each of Ronald L. Barden and Duane L. Berlin, each effective as of January 1, 2017, and an amended and restated employment agreement with Melba Amissi, effective as of February 21, 2018, copies of which are incorporated by reference as Exhibit (e)(3), Exhibit (e)(4), Exhibit (e)(5), Exhibit (e)(6) and Exhibit (e)(7) hereto, respectively. Each of the employment agreements contain provisions relating to the executive officer’s compensation and provides for severance in the event of a qualifying termination of employment. Additional information regarding the agreements between the Company and each of Mr. Stanfield and Mr. Barden described above and other information relating to the compensation of Mr. Stanfield and Mr. Barden as named executive officers is set forth in the Company’s Proxy Statement dated April 20, 2018, filed with the Commission. Mr. Berlin’s and Ms. Amissi’s employment agreements are substantially similar to Mr. Barden’s except with respect to position, the amount of base salary and RSU eligibility.

Change in Control and Severance Provisions. The employment agreements provide (i) severance benefits to the executive officers in the event of a termination by the Company without “cause” (as such term is defined in the respective employment agreement) or the executive officer resigns for “good reason” (as such term is defined in the respective employment agreement) or due to the executive officer’s death or “disability” (as such term is defined in the respective employment agreement), and (ii) certain enhanced severance benefits if such a termination of the executive officer’s employment occurs within 12 months following a change in control (sometimes referred to herein as a “termination event”). The consummation of the Offer will constitute a change in control under these employment agreements.

The employment agreements each provide that, upon a termination by the Company without “cause” or resignation by the executive officer for “good reason” or due to the executive officer’s death or “disability” within the 12-month period following the Merger and subject to the executive officer entering into a release of claims, each executive officer would be entitled to receive the following:

•	a lump sum cash severance payment equal to 2.5 times the executive’s then-current base salary (or, for Mr. Stanfield, 3.5 times his then-current base salary), in exchange for a general release;

•

any prior year’s cash bonus to the extent scheduled to be paid in the year of termination and not previously paid, which will be paid when the prior year’s bonuses are paid to active employees, and if the termination occurs between July 1st and December 31st of any calendar year, the actual cash bonus, if any, to be payable to the executive officer for such year based on actual performance and prorated on a daily basis;

•

medical benefit continuation for the executive officer and his or her dependents for up to 18 months, at the same cost as provided to senior executives working for the Company (and in the case of a termination of Mr. Stanfield, an additional cash payment equal to the cost of medical benefit continuation for an additional 12 months following the expiration of the 18 month period, payable monthly); and

•

except with respect to Mr. Barden, the portion of any unvested equity and equity-based awards granted prior to May 1, 2016 which is scheduled to vest within 12 months of the date of termination of employment shall immediately become vested.

In consideration of the payments and benefits to be received under the employment agreements, each such agreement contains customary restrictive covenants including non-competition and non-solicitation provisions that apply during the term of the executive’s employment with the Company and for 18 months thereafter.

Good Reason Waivers. In connection with the signing of the Merger Agreement, each of the executive officers signed a “good reason” waiver, the form of which is incorporated by reference as Exhibit (e)(8) hereto, which provide that “good reason” (as such term is defined in the employment agreements) would not be triggered solely on account of the execution of the Merger Agreement and the consummation of the Merger. Except with respect to Mr. Stanfield as described below, no severance, change in control or other compensation solely due to the Offer or the Merger is payable to the Company’s executive officers under their employment agreements or any other compensation arrangements between such individuals and the Company. For an estimate of the value of the payments and benefits described above that would become payable under the employment agreements upon the occurrence of a terminating event in connection with the Merger, see the section entitled “ —Golden Parachute Compensation” and the assumptions set forth under that subheading, below.

Potential Future Arrangements. We believe that each of the executive officers other than Mr. Stanfield is expected to be employed by WC SACD immediately following the Merger, and the Merger Agreement includes a provision that WC SACD and its subsidiaries will honor, in accordance with its terms, each existing employment agreement in effect as of the date of the Merger Agreement (including with respect to any severance arrangements).

Consulting Agreement with Michael R. Stanfield. As of the Effective Time of the Merger, Mr. Stanfield will cease to serve as Executive Chairman and President of the Company, and WC SACD or one of its affiliates will enter into a consulting agreement with Mr. Stanfield that will provide, among other things, that following the Merger he will serve as a consultant and assist with the transition of his former duties to his successor and facilitate continuity with third party vendors and customers. The terms of Mr. Stanfield’s consulting arrangement will be as follows, in accordance with the continuity agreement term sheet, dated October 31, 2018, by and between Mr. Stanfield and WC SACD (the “Continuity Agreement Term Sheet”):

•	Term: The initial term of Mr. Stanfield’s arrangement with WC SACD will be 18 months, subject to extension upon mutual agreement of the parties.

•

Cash Remuneration: For the initial 12 months of the term, Mr. Stanfield will receive consulting fees payable at an annual rate of $300,000, paid monthly in arrears. After the initial 12 months of the term, Mr. Stanfield will receive consulting fees payable over six months at a monthly rate of $33,333 per month, paid monthly in arrears.

•	Equity Awards: As soon as practicable following the Merger, Mr. Stanfield will receive an equity grant in the form of a nonqualified stock option to acquire:

(i)

700,000 shares of common stock of WC SACD (as may be adjusted in good faith to reflect any changes to the actual capitalization of WC SACD immediately following the consummation of the Merger), with an exercise price equal to the fair market value of one share of common stock of WC SACD on the date of grant, one-third of which will vest on the sixth month anniversary of the date of grant, and the remaining two-thirds of which will vest in equal, quarterly installments until the 18 month anniversary of the date of grant, in each case, subject to Mr. Stanfield’s continued service under the consulting arrangement; and

(ii)

in consideration for Mr. Stanfield serving as a director of the Company, 139,178 shares of common stock of WC SACD (as may be adjusted in good faith to reflect any changes to the actual capitalization of WC SACD immediately following the consummation of the Merger), with an exercise price equal to the fair market value of one share of common stock of WC SACD on the date of grant, which will vest in equal, quarterly installments until the three year anniversary of the date of grant.

The equity awards are subject to accelerated vesting upon (i) (A) any material breach of the consulting arrangement by the Company that is not cured (if susceptible to cure) by the Company within 15 days after written notice thereof from Mr. Stanfield, (B) the termination of the consulting arrangement by the Company before the end of the initial 18-month term for any reason other than for “cause” (as defined in the consulting agreement), (C) the removal of Mr. Stanfield as a director of the Company without “cause”, or (ii) a direct or indirect change in control of the Company, WC SACD or any successor thereof.

•

Severance under Existing Employment Agreement: Pursuant to his agreement with WC SACD, Mr. Stanfield is eligible to receive the severance payments and benefits pursuant to the terms set forth in his employment agreement with the Company, calculated as if Mr. Stanfield’s employment was terminated without “cause” upon a change in control of the Company. See “—Golden Parachute Compensation” below.

•

Termination of Consulting Arrangement: The consulting arrangement can be terminated immediately by WC SACD or the applicable affiliate thereof upon Mr. Stanfield’s death, disability or for “cause”. Upon such a termination, Mr. Stanfield will only receive payments that have been accrued but unpaid, and the equity award (both the vested and unvested portion) will be subject to immediate termination in the event of a termination for “cause”. If the consulting arrangement is terminated other than for “cause”, the vested portion of the equity award will remain exercisable until the 3 year anniversary of the later of the terminate date of the consulting arrangement or the date Mr. Stanfield ceases to serve as a member of the board of directors.

•

Post-Termination Non-Compete: The consulting agreement will contain a non-competition provision that applies during the term of Mr. Stanfield’s engagement by WC SACD or the applicable affiliate thereof and for 36 months thereafter.

A copy of the Continuity Agreement Term Sheet is incorporated by reference as Exhibit (e)(18) hereto.

Golden Parachute Compensation. This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Merger and that may become payable to the Company’s named executive officers, who are Messrs. Stanfield and Barden. This compensation is referred to as “golden parachute” compensation by the applicable Commission disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer will receive may materially differ from the amounts set forth in the table.

The table below assumes that the Offer will close on December 31, 2018, that the named executive officer will experience a termination event immediately following that time and that no amount of withholding taxes will be applicable to any payments set forth in the table. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the section entitled “ —Change in Control and Severance Provisions” above.

Golden Parachute Compensation

Name	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Other ($)(5)	Total ($)
Michael R. Stanfield(1)	$2,992,500	$2,771,910	$45,000	$36,683	$5,846,093
Ronald L. Barden	$1,062,500	$699,200	$27,311	$30,179	$1,819,190

(1)

The amounts provided for Mr. Stanfield in this table do not include any amounts that may be payable pursuant to his consulting agreement with Parent. See “—Consulting Agreement with Michael R. Stanfield” above for more information.

(2)

The cash amounts payable to each named executive officer consist of a severance payment, payable in a lump sum, equal to, for Mr. Stanfield, 3.5 times his current base salary, and for Mr. Barden, 2.5 times his current base salary. Such cash severance payments are “double trigger” and would be due upon a termination event within 12 months following the closing of the Offer. No bonuses are payable for 2018. The cash severance payments are subject to the execution and effectiveness of a general release of claims in favor of the Company.

(3)

As described above under “ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON—(b) The Tender Offer and Merger” (i) each Company Stock Option outstanding immediately prior to the Effective Time will be cancelled and with respect to those Company Stock Options outstanding immediately prior to the Effective Time for which the Merger Consideration exceeds the exercise price, the directors and executive officers will receive the Option Consideration (less applicable withholding taxes) and (ii) each Company RSU Award outstanding immediately prior to the Effective Time will fully vest (to the extent unvested) and be cancelled and converted automatically into the right to receive an amount in cash equal to the Offer Price (less applicable withholding taxes) in respect of each Share underlying such Company RSU

Award immediately prior to the Effective Time. See “ —Consideration Payable Pursuant to the Offer and the Merger” above for more information regarding these amounts.
(4)

The amounts listed in this column represent the sum of the estimated value of payments for COBRA health continuation coverage for up to 30 months in the case of Mr. Stanfield, and for up to 18 months in the case of Mr. Barden.

(5)

The amounts listed in this column represent the sum of payments for accrued but unused paid time off calculated in accordance with Company policy with respect to involuntary separation without cause, pursuant to which the individual is paid for the number of hours accrued but unused at a rate equal to the individual’s base salary divided by 2080 (which, for Mr. Stanfield was equal to 89.24 hours at $411.06 per hour, and for Mr. Barden was 147.7 hours at $204.33 per hour).

Rollover Agreements. Concurrently with the execution of the Merger Agreement on October 31, 2018, each of the Rollover Holders, entered into separate Contribution and Assignment Agreements with WC SACD (the “Rollover Agreements”), copies of which are incorporated by reference as Exhibit (e)(10), Exhibit (e)(11), Exhibit (e)(12) and Exhibit (e)(13) hereto, pursuant to which (i) LHC has agreed to contribute, assign and deliver 8,801,702 of LHC’s beneficially owned Shares, (ii) Mr. Stanfield and SFI LLC have agreed to contribute, assign and deliver 1,500,000 of Mr. Stanfield’s beneficially owned Shares, and (iii) Mr. McGough has agreed to contribute, assign and deliver 800,000 of Mr. McGough’s beneficially owned Shares, in each case, to WC SACD in exchange for equity interests in WC SACD, immediately after the Offer is consummated. The Rollover Agreements also provide that prior to the consummation of the Offer, WC SACD and the Rollover Holders will negotiate and work in good faith to finalize a stockholders agreement and WC SACD’s certificate of incorporation and bylaws in forms consistent with the term sheet attached to such agreements.

Tender and Support Agreements. Concurrently with the execution of the Merger Agreement and the Rollover Agreements on October 31, 2018, each of the Rollover Holders also entered into Tender and Support Agreements with Parent (the “Support Agreements”), copies of which are incorporated by reference as Exhibit (e)(14), Exhibit (e)(15), Exhibit (e)(16) and Exhibit (e)(17) hereto, pursuant to which, the Rollover Holders agreed, subject to the terms and conditions set forth therein, to, among other things, (i) tender in the Offer all of their respective beneficially owned outstanding shares of Common Stock that are not Rollover Shares and (ii) vote or consent in favor of authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. Pursuant to the Support Agreements, the Rollover Holders have also agreed to grant Parent an irrevocable proxy to vote their respective Shares with respect to the foregoing.

Note Purchase Agreement. On October 31, 2018, the Company entered into a Note Purchase and Exchange Agreement (the “Note Purchase Agreement”) with certain investors, including Parent, LHC and David A. McGough (collectively, the “Investors”), a copy of which is incorporated by reference as Exhibit (e)(19) hereto. Pursuant to the Note Purchase Agreement, on the date of execution of the Note Purchase Agreement (the “Closing Date”), (i) the Company issued, and Parent purchased from the Company, for cash at a purchase price equal to the principal amount of Notes purchased, a series of senior secured convertible notes of the Company (the “Notes”) in the initial aggregate principal amount of $30,000,000, the form of which is incorporated by reference as Exhibit (e)(20) hereto, (ii) LHC exchanged an aggregate principal amount of $3,000,000 of certain unsecured convertible notes previously issued by the Company to LHC for a Note in the aggregate principal amount of $3,000,000, and (iii) David A. McGough exchanged an aggregate principal amount of $1,000,000 of a certain unsecured convertible note previously issued by the Company to David A. McGough for a Note in the aggregate principal amount of $1,000,000. The Notes have an interest rate of 6.0% per annum for the first 12 months following the Closing Date and an interest rate of 8.0% per annum for the remaining term of the Notes. The Notes will mature on the date that is 36 months following the Closing Date. The Notes are secured by a first-priority security interest on all of the assets of the Company and its subsidiaries, subject to certain exceptions, and the obligations of the Company under the Notes are guaranteed by its subsidiaries. The Notes will automatically convert immediately prior to the effective time of the Merger, or immediately prior to (but subject to) the consummation of a “Superior Transaction” (as defined in the Note Purchase Agreement), into shares of Common Stock or, in certain circumstances, into shares of preferred stock of the Company, which will also be convertible into shares of Common Stock. The Notes may also be converted upon the consummation of certain “Alternative Transactions” (as defined in the Note Purchase Agreement) relating to the beneficial ownership, indebtedness and solvency of the Company, upon a determination by the Company’s Board of Directors that the Company is no longer pursuing a process to sell itself, or on or after April 30, 2019. If there is a termination of the Merger Agreement (other than a termination of the Merger Agreement by the Company due to a breach by Parent) and Parent owns at least 80% of its initial principal amount of Notes (or shares issued upon conversion thereof), and so long as any Notes (or Preferred Stock issued upon conversion of Notes) remain outstanding or any Significant Investor (as defined in the Note Purchase Agreement) owns Common Stock comprising at least 50% of the shares issued upon conversion of its Notes, subject to NASDAQ listing requirements (including NASDAQ Listing Rule 5640), a majority of the Company Board will resign and Parent will have the right to designate directors to fill such vacancies (provided that one director so designated shall be an independent director designated by Loeb Holding Corporation) and to appoint the Chief Executive Officer of the Company. In the event Parent elects not to pursue the Offer or Merger for any reason, and provides notice of such election to the Company, it will no longer have this right. NASDAQ Listing Rule 5640 (the “Voting Rights Rule”) provides that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance. Thus, under current NASDAQ interpretative guidance, should a company allow an investor to nominate or designate directors at a level which is disproportionately greater than its aggregate ownership position, NASDAQ would view that corporate action as disparately reducing the voting power of the other shareholders. In addition, compliance with the shareholder approval rules (NASDAQ Listing Rules 5635(b), (c) and (d)) by the Company does not affect whether this transaction would be in violation of the Voting Rights Rule.

Registration Rights Agreement. In connection with the Note Purchase Agreement, on October 31, 2018, the Investors entered into a Registration Rights Agreement with the Company (the “Registration Rights Agreement”), a copy of which is incorporated by reference as Exhibit (e)(21) hereto. The Registration Rights Agreement provides the Investors with certain demand registration rights in respect of the shares of Common Stock issued to it upon conversion of the Notes or the shares of preferred stock into which the Notes may be converted pursuant to the Note Purchase Agreement, subject to certain conditions. In the event that the Company registers additional shares of Common Stock for sale to the public, it will be required to give notice of such registration to the Investors of its intention to effect such a registration, and, subject to certain limitations, include the shares of Common Stock held by them in such registration. The Registration Rights Agreement includes customary indemnification provisions in favor of the Investors against certain losses and liabilities arising out of or based upon any filing or other disclosure made by the Company under the securities laws relating to any such registration.

Indemnification and Insurance. Our certificate of incorporation provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the “DGCL”), our directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company. Under the DGCL, the directors have a fiduciary duty to the Company which is not eliminated by this provision of the certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director’s duty of loyalty to the Company, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) arising under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the Company may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding.

The general effect of the foregoing provisions may be to reduce the circumstances under which an officer or director may be required to bear the economic burden of the foregoing liabilities and expenses. The Company’s directors and officers are covered by liability insurance indemnifying them against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacities as directors and officers of the Company.

The Merger Agreement generally provides that the foregoing rights to indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time will survive the Merger, and that for six years from the Effective Time, provisions with respect to limitation of liability, indemnification and advancement of expenses with respect to current and former directors and officers of the Company will be maintained. Under the Merger Agreement, subject to certain limitations on premiums, for six (6) years after the Effective Time, Parent is required to maintain in effect the Company’s current directors’ and officers’ liability insurance covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time, or otherwise request that the Company obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time). See “The Offer—Section 12—The Merger Agreement—Indemnification and Insurance of the Company’s Directors and Officers” in the Offer to Purchase for a more detailed description of these Merger Agreement provisions.

(b) Arrangements with Purchaser, Parent and their Affiliates.

Merger Agreement. A summary of the material provisions of the Merger Agreement is contained in “The Offer—Section 12—The Merger Agreement” in the Offer to Purchase and is incorporated by reference herein. A description of the conditions of the Offer is contained under “The Offer” in the Offer to Purchase and is incorporated by reference herein. The summary of the material provisions of the Merger Agreement in the Offer to Purchase is qualified in its entirety by reference to the full text of the Merger Agreement.

Other Agreements. The description of certain agreements and business relationships among Parent and its affiliates and the Company and its affiliates is provided below and in the Offer to Purchase under “Special Factors—Section 2—Interests of Certain Persons in the Offer,” which section is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation Recommendation. The Special Committee composed of all of the independent and disinterested directors of the Board of Directors, after careful consideration and consultation with its financial and legal advisers, and the entire Board of Directors, after careful consideration and consultation with the Company’s legal advisers, have each unanimously determined that it is fair to and in the best interests of the stockholders of the

Company (other than the Rollover Holders), to enter into the Merger Agreement and to consummate the Offer and the Merger. Accordingly, at meetings held on October 29, 2018:

•

the Special Committee unanimously (i) approved and declared advisable the terms of the Merger Agreement and the transactions contemplated thereby, including without limitation, the Offer and the Merger; (ii) determined that the Offer and the Merger are fair to and in the best interests of the Company and the stockholders of the Company (including the Company’s stockholders other than the Rollover Holders); (iii) recommended that the Board approve and declare advisable the terms of the Merger Agreement and the transactions contemplated thereby, including without limitation, the Offer and the Merger and (iv) recommended that the holders of Common Stock accept the Offer and tender their Common Stock pursuant to the Offer; and

•

the Board of Directors, based in part on the recommendation of the Special Committee, unanimously (i) approved and declared advisable the terms of the Merger Agreement and the transactions contemplated thereby, including without limitation, the Offer and the Merger; (ii) determined that the Offer and the Merger are fair to and in the best interests of the Company and the stockholders of the Company (including the Company’s stockholders other than the Rollover Holders); (iii) determined that the Merger shall be governed by Section 251(h) of the DGCL; and (iv) recommended that the holders of Common Stock accept the Offer and tender their Common Stock pursuant to the Offer.

Based on the recommendation of the Special Committee, and for other reasons described in more detail below under the heading “—(c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”, the Board, on behalf of the Company, unanimously recommends that stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, which are described under the headings “—(b) Background of the Offer and the Merger” and “—(c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger.”

(b) Background of the Offer and the Merger.

The following chronology summarizes key events and contacts that led to the execution of the Merger Agreement. It does not purport to catalogue every conversation among the Board of Directors, the Special Committee, members of our management, LHC or the representatives of any of the foregoing and other parties with respect to the Merger.

As part of their evaluation of our businesses and plans, the Board of Directors and senior management regularly consider a variety of potential strategic and financing options and transactions, all in a continued effort to enhance stockholder value.

We began an initiative in the second quarter of 2017 to limit cash spend for direct-to-consumer marketing as our business and revenue-generating client relationships were not expanding sufficiently to support our growth initiatives. In the fourth quarter of 2017, in order to provide additional liquidity to support our growth initiatives, we entered into the Second Amendment (“Second Amendment”) to our credit agreement (the “Credit Agreement”) with PEAK6 Investments (“PEAK6”) to borrow an additional $1.5 million (which increased the outstanding principal amount of borrowings from $20.0 million to $21.5 million) and to amend certain financial covenants contained in the Credit Agreement, including to lower the minimum cash-on-hand maintenance covenant and the minimum quarterly adjusted EBITDA covenant. Simultaneous with the closing and funding of the Second Amendment, the warrant agreement held by PEAK6 was amended to reduce the exercise price of the warrant, in consideration of which PEAK6 paid the Company $700,000 in cash. In addition, as a condition to the Second Amendment and in an effort to reduce cash expenditures, each of Mr. Stanfield, the then-Chairman and Founder, and Johan J. Roets, the then-Chief Executive Officer, agreed to receive $200,000 of his base salary for 2018 in the form of a stock option grant with an equivalent Black-Scholes value in lieu of cash.

In January 2018, we sought and obtained a waiver from PEAK6 for non-compliance with the maximum capital expenditure covenant under the Credit Agreement for the year ended December 31, 2017.

In late January 2018, the Company suspended the duties of Mr. Roets who thereafter ceased serving as our Chief Executive Officer. The Board of Directors then appointed Mr. Stanfield as the Company’s Executive Chairman and President, pursuant to which Mr. Stanfield assumed the duties of the principal executive officer of the Company.

At that time, we began to explore additional debt or equity financing sources in the form of a senior secured loan, a convertible debt or preferred equity financing and/or a common stock private placement. On January 25, 2018, we entered into a non-disclosure agreement with a commercial finance company (“Lender A”). Lender A completed high level diligence, but subsequently provided feedback to the Company that they did not want to pursue a term loan proposal.

In late February 2018, we terminated the employment of Mr. Roets. Following these actions, in February and March 2018, we had a number of discussions with PEAK6 regarding our compliance with the Credit Agreement, and PEAK6 inquired about our ability to raise debt and/or equity financing in an attempt to repay the Credit Agreement prior to the maturity date of April 20, 2021.

On March 1, 2018, we engaged a corporate advisory firm as non-exclusive placement agent to initiate and coordinate institutional investor meetings and road shows for the purpose of raising capital. In addition, management contacted on its own a number of banks and other equity or mezzanine capital providers. Together with this advisory firm, from March through June 2018, 185 potential lenders and investors were contacted (none of whom were affiliates with the Purchaser Group), resulting in management’s holding 37 informational conference calls and in-person meetings, and of these parties, 18 signed non-disclosure agreements with the Company.

On March 16, 2018, we informed PEAK6 that we had received a tax refund of approximately $1.3 million and that in accordance with the Credit Agreement intended to reinvest the tax refund in operating assets or other assets used or useful in the business. PEAK6 objected on the basis of untimely receipt of notice, which led to negotiations that resulted in the Third Amendment to the Credit Agreement which provided for a $1.0 million voluntary partial principal prepayment of the Credit Agreement and adjustments to minimum cash covenants.

On April 9, 2018, WndrCo, a holding company that invests in, acquires, develops and operates consumer technology businesses, contacted us via email, and then followed up with a telephone call to Mr. Barden on April 11, 2018. The nature of the call was introductory, and we provided a general overview of the Intersections business.

As a result of our initial fund-raising efforts, on April 20, 2018, we entered into a non-binding term sheet with an alternative investment fund (“Fund A”) to provide the Company with up to $25.0 million of total capital, consisting of a $15.0 million senior secured term loan and up to $10.0 million of junior convertible securities, subject to customary conditions, including satisfactory completion by Fund A of financial and legal due diligence. The term sheet provided Fund A with a 30-day exclusivity period to enable it to complete its due diligence and to enable us to negotiate definitive documentation, as well as obligations for the Company to pay Fund A’s out-of-pocket costs and expenses under certain circumstances. During that period, Fund A and its legal counsel worked to complete its financial and legal due diligence. After concluding that Fund A was not prepared to engage in negotiations of definitive documents, on May 16, 2018, we provided Fund A with notice to terminate the exclusivity period because definitive documents had not been delivered to us within the initial exclusivity term. In subsequent discussions, Fund A informed us that it was no longer interested in pursuing this transaction.

We updated PEAK6 on our efforts with Fund A and PEAK6 reiterated its desire for us to obtain financing to repay the Credit Agreement prior to maturity. In late May 2018, PEAK6 indicated that potential defaults may have occurred under the Credit Agreement. Although we disagreed with PEAK6, we immediately entered into discussions with PEAK6 to amend the Credit Agreement in an effort to reach a resolution with respect to these potential defaults.

On June 8, 2018, we entered into the Fourth Amendment to Credit Agreement (the “Fourth Amendment”). The Fourth Amendment required that $1.5 million principal prepayments be made on the last day of each month from June through November 2018, each of which was to be accompanied by a 1.5% prepayment fee, accelerated the maturity date to December 31, 2018, relieved our obligation to pay a 3% prepayment fee upon full prepayment of the term loan and upon required partial prepayments resulting from equity or subordinate debt proceeds (provided that no event of default exists at the time of prepayment), increased the allowable principal amount of subordinate debt from $2.0 million to $15.0 million, and confirmed that debt and equity issued to affiliates would be permitted if the proceeds were used to make prepayments under the Credit Agreement. The Fourth Amendment also confirmed that no default existed with respect to the Credit Agreement.

After terminating exclusivity with Fund A, we recommenced our efforts with the advisory firm and our own efforts to seek additional financing. Our continued outreach led to additional informational meetings both by phone call and in-person throughout the latter part of May and June 2018.

In late May 2018, our outreach efforts led to an introductory meeting with an alternative investment fund

(“Fund B”). In June 2018, we received a non-binding term sheet from Fund B to provide the Company with up to approximately $30.0 million of financing in the form of a convertible preferred stock investment and senior subordinated second lien debt, the proceeds of which would be used to repay amounts outstanding under the Credit Agreement and for working capital and other corporate purposes.

In June 2018, a private equity fund (“Fund C”) that invests in growth equity opportunities contacted the Company and LHC. On June 26, 2018, we received a non-binding proposal from Fund C to acquire all of the outstanding shares of the Company for a purchase price in cash of $3.31 per share. The proposal also contemplated that Fund C would provide bridge financing to the Company from the date of signing definitive documents until the closing, in amounts sufficient to pay all amounts owed under the Credit Agreement, and would permit LHC and Mr. Stanfield to rollover up to 75% of their respective shares into the acquirer.

In June 2018, we also received an unsolicited inquiry from a leading company in the cyber security industry (“Strategic Company A”) regarding its potential acquisition of the Company. We entered into a non-disclosure agreement with Strategic Company A in early July 2018 and then provided Strategic Company A with certain confidential information in response to its due diligence request. Follow-up information requests and conversations continued with Strategic Company A on an intermittent basis through September 2018.

In mid-June 2018, the Company was in discussions with a second leading company in the cyber security industry (“Strategic Company B”), who indicated that it might have an interest in acquiring the Company. We entered into a non-disclosure agreement with Strategic Company B in late June 2018.

In late June 2018, we entered into promissory notes (“Bridge Notes”) from LHC ($2.0 million) and Mr. McGough ($1.0 million), the proceeds of which were used to make required prepayments under the Credit Agreement. The Bridge Notes provided (a) for a maturity date of June 30, 2019, (b) for an interest rate equivalent to the interest rate pursuant to the Credit Agreement, and (c) that we or the holder may convert or exchange the principal and interest of such Bridge Note into securities to be sold by us in a “qualified financing” (an offering of debt and/or equity securities with net proceeds of at least $10 million (inclusive of the Bridge Notes)). The Bridge Notes were subordinated in right of payment to the Credit Agreement.

Starting in late June 2018, the Initial Special Committee (as hereinafter defined), together with its financial advisor and legal counsel, engaged in discussions and negotiations with Fund C regarding the terms of Fund C’s acquisition proposal, including but not limited to the proposed purchase price of $3.31 per share.

On July 1, 2018, in response to our request for additional information, Fund C provided us with supplemental information regarding its proposal.

Upon receipt of the financing proposal from Fund B and the acquisition proposal from Fund C, in early July 2018, the Board of Directors formed a special committee (the “Initial Special Committee”), consisting of John M. (Jack) Albertine, Thomas G. Amato and Melvin R. Seiler, to review and consider the proposals from Fund B and Fund C. In connection with designating Messrs. Albertine, Amato and Seiler to the Initial Special Committee, the Board of Directors determined that each such person was independent of the Company and any potential rollover stockholders and did not have an interest in the potential transaction that was different from, or in addition to, the interests of the unaffiliated stockholders of the Company. The resolutions authorized the Initial Special Committee, among other things, to retain independent legal counsel and an independent financial advisor, which it did.

On July 5, 2018, we signed a non-binding term sheet with Fund B providing for a convertible preferred stock investment of between $20.0 million to $23.0 million, subject to customary conditions, including Fund B’s satisfactory completion of financial and legal due diligence. The term sheet provided for exclusivity through August 3, 2018, subject to certain exceptions for the Company to continue to seek up to $12.0 million of additional equity financing and for the Company to continue discussions with Fund C relating to the acquisition proposal, and further provided for the Company to pay Fund B a $500,000 break-up fee (plus expenses) under certain circumstances if the Company elected to pursue any transaction (including but not limited to a transaction with Fund C) or financing other than with Fund B.

During July 2018, Fund C continued with its financial and legal due diligence regarding the Company, and discussions continued between Fund C and the Initial Special Committee and its financial advisor and legal counsel. On July 20, 2018, we received a supplemental proposal from Fund C which included the specific terms of the proposed bridge financing, in the form of a $17.5 million senior secured convertible note, and Fund C continued its due diligence efforts. After the proposal was received, at the request of the Initial Special Committee, its financial advisor contacted several parties as a market check on a proposed sale.

On July 30, 2018, Strategic Company B informed the Initial Special Committee that it did not have an interest in acquiring the Company.

On August 2, 2018, we received a revised acquisition proposal from Fund C reducing its proposed purchase price from $3.31 per share to $2.70 per share, based on Fund C’s ongoing review of the information provided to it and certain financial and other commitments of the Company. Fund C’s revised proposal also reduced the conversion price for the bridge financing from $2.00 per share to $1.80 per share. The revised proposal also stated that Fund C had instructed its legal counsel to start preparing drafts of the Merger Agreement and other definitive documents, notwithstanding the fact that the Company had not accepted the terms of its revised acquisition proposal. Discussions continued with Fund C until August 15, 2018, when Fund C informed us that it was no longer interested in pursuing a transaction. The Initial Special Committee was then disbanded as there was no longer the need for a committee of independent and disinterested directors to evaluate the remaining alternatives available to the Company, including the ongoing discussions with Fund B.

Discussions also continued during July and August 2018 with Fund B on the terms and conditions of its potential investment in the Company, and management continued to seek other sources of capital to secure the additional investment provided for in the Fund B term sheet above the amount to be funded by Fund B. The Company also continued to seek other sources of capital through a private investment in public equity (PIPE) transaction. A number of potential PIPE investors expressed varying degrees of interest in a possible investment, subject to, among other things, transaction terms and additional due diligence on their part. Based on feedback from potential PIPE investors and our advisors, we concluded that a PIPE transaction would be significantly more dilutive to our stockholders than alternative financings being considered at that time. No potential PIPE investors submitted a term sheet or written proposal.

On August 15, 2018, we disclosed in a public filing that we were unable to file, without unreasonable effort or expense, our Quarterly Report on Form 10-Q for the three months ended June 30, 2018, due to, among other reasons, the Company’s financial condition and liquidity. On August 16, 2018, Fund B confirmed by letter that it had satisfactorily completed its due diligence as contemplated by the term sheet, and expected to close the financing contemplated by the term sheet on or about August 29, 2018, subject to the terms and conditions set forth in the letter, which included, among other things, (a) approval by Fund B’s investment committee, (b) the amount of the investment being not less than $29.0 million or more than $35.0 million (inclusive of the conversion of the $3.0 million of Bridge Notes), of which Fund B would invest $20.0 million of the total investment amount, (c) certain changes to the Board of Directors and executive compensation arrangements, and (d) the absence of any material adverse change in the business, conditions or prospects of the Company since the date of the letter. The Company then filed on August 20, 2018 its Quarterly Report on Form 10-Q for the three months ended June 30, 2018. We disclosed in the Form 10-Q that, without consideration of the Company’s plan to refinance the Credit Agreement, it was probable that we would be unable to meet the full repayment obligations within the timeframe required by the Credit Agreement.

In late August, an alternative investment fund (“Fund D”) was identified as a potential investor in the transaction proposed by Fund B. Fund D entered into a non-disclosure agreement with us and began conducting due diligence together with Fund B.

On September 13, 2018, Fund B informed us that it was no longer interested in pursuing a transaction. In addition, on September 13, 2018, Fund D informed us that they remained interested in the transaction and identified an alternative investment fund (“Fund E”) as a candidate to participate in the transaction. Fund E entered into a non-disclosure agreement with us in mid-September 2018 and commenced due diligence. On October 15, 2018, Fund D and Fund E together submitted a preliminary non-binding term sheet subject to customary conditions, including completion by Fund D and Fund E to their satisfaction of financial and legal due diligence. The term sheet provided for a total financing package of up to $34.5 million, consisting of $14.5 million of senior secured term debt with a maturity of June 30, 2019, and up to $20 million of second lien senior secured convertible notes. The proceeds of the term debt would be used to repay the Credit Agreement. The convertible notes would be convertible into shares of Common Stock at an amount per share equal to the trailing 30-day volume weighted average price of our shares of Common Stock on the closing date (or approximately $1.83 per share based on the then-current trading price), include interest at a rate of 9.0% which would be paid in kind, and have a five-year term. The convertible notes would also contain customary provisions for similar instruments including restrictive covenants, “full-ratchet” anti-dilution protection and corporate governance and other requirements.

In early September, we reengaged in discussions with Lender A, which had previously signed a non-disclosure agreement in January 2018, about the prospects of obtaining secured debt financing for purposes of repaying the Credit Agreement. Lender A began performing preliminary due diligence and, on October 12, 2018, submitted a non-binding term sheet for a $15 million senior secured term loan credit facility. In addition to customary closing conditions and completion of due diligence, the term sheet required an equity investment of not less than $4 million concurrently with closing of the secured loan facility.

On September 14, 2018, an investment banker representing an investment group led by iSubscribed (the “iSubscribed Investor Group”) contacted the Company about exploring the acquisition of the Company. On or about such date, the investment banker also contacted LHC about his client’s interest in the Company. On September 18, 2018, Mr. Stanfield, Mr. Barden and Bruce M. Lev, a director of the Company and Managing Director of LHC, met with representatives of the iSubscribed Investor Group and its investment banker to provide an overview of the Company and its financing needs, outline in broad terms how an acquisition of the Company might be approached, and gain an understanding of the iSubscribed Investor Group’s intentions. On September 20, 2018, iSubscribed entered into a non-disclosure agreement with us and began a detailed due diligence process. Discussions ensued with iSubscribed through the first week of October 2018 as we continued to work with iSubscribed through its due diligence process.

On September 25, 2018, the investment banker contacted Mr. Lev to discuss further the iSubscribed Investor Group’s interest in the Company.

On September 26, 2018, the iSubscribed Investor Group formed WC SACD. On or about September 27, 2018, a representative from WC SACD met with Mr. Stanfield in New York. During the course of this meeting, Mr. Stanfield, after emphasizing he did not have authority to negotiate on behalf of the Company, cautioned WC SACD against delivering an acquisition proposal focused on the Company’s trading history alone, as opposed to the independent value of the Company. Mr. Stanfield also noted his view that the Board of Directors would likely not even consider an acquisition proposal under $3.50 to $4.00 per share.

On September 28, 2018, we borrowed an additional $1.0 million from LHC, for which we issued an additional $1.0 million Bridge Note, which was used to make a portion of a required prepayment under the Credit Agreement. The Company funded the remaining repayment amount due under the Credit Agreement on September 30, 2018 from cash on hand.

On October 5, 2018, the entire Board of Directors held a meeting at which management and a representative from the Company’s outside counsel, Kramer Levin Naftalis & Frankel LLP (“Kramer Levin”) were in attendance. Management provided an update of the financing options available to the Company, including the status of discussions with Lender A, Fund D and Fund E, and the status of the discussions with Strategic Company A. Management then updated the Board of Directors on the discussions with WC SACD. Since Mr. Stanfield is the Company’s Executive Chairman and President and owner of approximately 9% of the Common Stock, LHC is the single largest stockholder of the Company, and Bruce M. Lev, a member of the Board of Directors, is one of the preliminary co-executors of the estate of Thomas L. Kempner, which is the beneficial owner of a majority of the voting stock of LHC, and was also a managing director of LHC at the time (subsequently promoted to Chief Executive Officer and President of LHC), and Mr. McGough is a member of the Board of Directors, the Board of Directors formed a Special Committee of independent and disinterested directors to analyze, consider and negotiate on behalf of the Company and its stockholders, other than the Rollover Holders, the potential acquisition and note financing transactions with WC SACD and to make recommendations to the Board of Directors relating to the transactions.

The Board of Directors appointed to the Special Committee Messrs. Albertine, Amato and Seiler. In connection with designating Messrs. Albertine, Amato and Seiler to the Special Committee, the Board of Directors determined that each such person was independent of the Company and any potential rollover stockholders and did not have an interest in the potential transaction that was different from, or in addition to, the interests of the unaffiliated stockholders of the Company. The Board of Directors then directed management to continue pursuing all financing options including Lender A, Fund D and Fund E, Strategic Company A, and WC SACD. The Board of Directors determined that it would not recommend a potential transaction or any such alternative thereto for approval by the Company’s stockholders, or otherwise approve a potential transaction or any such alternative thereto, without a prior favorable recommendation by the Special Committee of a potential transaction or any such alternative thereto and delegated to the Special Committee the exclusive power and authority to (a) consider whether it would be in the best interests of the Company and its unaffiliated stockholders to proceed with a potential transaction and other possible sale transaction alternatives with respect to the Company and/or engage in discussions and/or negotiations related thereto; (b) review and to evaluate the terms and conditions, and to determine the advisability of, any potential transaction and any such alternative thereto; (c) negotiate with any potential acquirer and/or the Rollover Holders (or any other party the Special Committee deems appropriate) with respect to the terms and conditions of any potential transaction or any such alternative thereto; (d) determine whether a potential transaction or any such alternative thereto negotiated by the Special Committee is fair to, and in the best interests of, the Company and its stockholders (other than the Rollover Holders); (e) approve actions to be taken by the Rollover Holders so that the restrictions on business combinations contained in Section 203 of the DGCL would not apply to the Rollover Holders for purposes of any potential transaction or any such alternative thereto; and (f) recommend to the full Board what action, if any, should be taken by the Board with respect to a potential transaction or any such alternative thereto, including to approve or reject a potential transaction or any such alternative thereto. The Board also authorized the Special Committee to, among other things, retain independent legal counsel and an independent financial advisor, which it later did.

On October 8, 2018, Strategic Company A informed us that it did not have any interest in pursuing a transaction with us.

On October 9, 2018, to establish the basis for further discussions and negotiations, WC SACD submitted to the Board of Directors a letter containing a non-binding confidential proposal from WC SACD to pursue an acquisition of the Company at a price of $3.50 per share in cash, as well as a form of 30-day exclusivity agreement and a term sheet to provide $30.0 million of senior secured convertible note financing, with such notes being convertible into Common Stock at a price of $2.27 per share. The confidential proposal stated that the acquirer was expected to be funded by WndrCo, iSubscribed and the GC Funds. As part of such proposal, WC SACD indicated its willingness to accommodate the Rollover Holders’ desire to rollover an aggregate of 80% of their shares of Common Stock and tender the remaining shares in the transaction. In addition, the proposal provided that LHC and Mr. McGough would exchange their existing Bridge Notes in the aggregate principal amount of $4.0 million for the same notes as WC SACD would receive in the note financing.

The Special Committee held its initial meeting on October 10, 2018 and appointed Messrs. Albertine and Amato as its co-chairmen and formally engaged Olshan Frome Wolosky LLP (“Olshan”) as its counsel. The Special Committee also discussed the engagement of a financial advisor. The Special Committee then reviewed the terms of WC SACD’s confidential proposal, exclusivity agreement and note financing term sheet, focusing on certain key terms contained in the note financing term sheet. As originally proposed, for example, the term sheet would have granted WC SACD the right to designate a majority of the members on the Board of Directors if the proposed acquisition transaction were terminated as a result of the acquirer’s breach or abandonment of the transaction.

During this meeting, the Special Committee also considered ongoing discussions with two potential funding sources, that in light of the process and discussions engaged in to date, a “go-shop” provision was not necessary to determine options available for the Company under the circumstances, that the proposed transaction would be conditioned on the holders of a majority of the shares of Common Stock not owned by the Rollover Holders approving (or otherwise tendering into) the transaction, and receiving the same cash consideration in the proposed transaction as received by the Rollover Holders. The Special Committee further discussed whether an increase in the cash consideration payable to the stockholders should be requested, and whether any increase in the cash consideration should be included in WC SACD’s confidential proposal before the Special Committee would recommend entering into the exclusivity agreement.

On October 10, 2018, at the instruction of the Special Committee, specifics regarding pricing for the potential acquisition of the Company and the Note and feedback on the October 9th proposal were first discussed between the Company and a representative of WC SACD.

The Special Committee met again on October 11, 2018. The Special Committee members discussed the results of conversations with management and their own review of the Company’s financial condition and prospects. The Special Committee members noted that the Company was in a difficult financial situation and needed financing to avoid a default under the Credit Agreement. The Special Committee further noted that additional financing above and beyond what was needed to avoid a default, and consistent with what was proposed by WC SACD, would also provide the Company with the capital necessary to help execute its business plan if the acquisition transaction was not ultimately completed. The Special Committee considered strategic and financing alternatives to the proposed transaction with WC SACD as a means of maximizing stockholder value including seeking an alternative financial acquirer, strategic purchaser or business combination partner for all or part of the Company and seeking to refinance the Company’s indebtedness with another lender, including with Fund D and Lender A. Based on the marketing of the Company over the preceding eight months, comments from Strategic Company A that it was not interested in bidding, the market check conducted over the past summer by the financial advisor retained by the Initial Special Committee in response to Fund B’s proposal and the current financial condition of the Company, the Special Committee determined that it was unlikely that a strategic acquirer other than WC SACD would be willing to acquire the Company in a transaction that would provide greater value to the non-Rollover Holders. For similar reasons, the Special Committee determined that it was unlikely that any financial acquirers would come forward. It was also determined that it was unlikely that a new lending group would be willing to refinance the Company’s debt on more favorable terms than those offered by WC SACD. The Special Committee emphasized, however, that it wanted the Company to continue to have the ability to negotiate with the two other identified potential financing sources particularly since WC SACD had advised it was unwilling to provide for a go-shop provision.

Later on October 11, 2018, WC SACD, WC SACD’s outside legal counsel, Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), the Company and Olshan discussed WC SACD’s proposal again. During this discussion, Olshan indicated that the proposal would not be considered unless WC SACD agreed to obtain a majority vote of the Company’s minority stockholders, to provide for an exception in the exclusivity agreement for alternative debt financing, and to concede that the change in the composition of the Board of Directors upon termination of the acquisition agreement would not apply in the event of a termination resulting from a breach of the acquisition agreement. WC SACD agreed to these demands and also agreed to increase the price being proposed to $3.68 per share, which, as of October 8, 2018, constituted a 99% premium compared to the market price of the Common Stock and a 86% premium compared to the average closing price of the Common Stock over the preceding 120 days. Given the Special Committee’s views as to the improbability that an alternative opportunity to maximize stockholder value would arise, the Special Committee believed that a transaction at the higher price proposed by WC SACD would provide substantial value to the Company’s minority stockholders that was unlikely to be obtained in any alternative transaction or achieved if the Company remained independent, with or without a new note financing agreement. The Special Committee then approved recommending to the full Board of Directors that the Company should proceed with executing the exclusivity agreement, subject to certain exceptions, and directed Olshan to commence negotiation of the definitive merger and note financing documentation.

On October 12, 2018, the Company and WC SACD entered into the exclusivity agreement providing that, among other things, the Company would not initiate, negotiate or entertain any proposal for the acquisition of the Company by a third party through November 9, 2018 (with the goal of entering into definitive agreements prior to such date to ensure that the Company’s debt obligations could be met and to limit any negative impact on the Company’s business as a result of those discussions). As part of the exclusivity agreement, WC SACD agreed that the Company could continue discussions and exchanges of information with two previously identified potential funding sources (Fund D/Fund E and Lender A).

On October 12, 2018, Gibson Dunn discussed with Kramer Levin and with Olshan the possible structures for the proposed acquisition transaction, including a traditional one-step merger pursuant to a merger agreement with a proxy statement and special meeting of stockholders or a cash tender offer pursuant to a merger agreement and a second-step short-form merger at the same price. At a meeting held on October 13, 2018, the Special Committee members discussed the merits and disadvantages of each transaction structure in terms of both expediency and likelihood of closing and protection of minority stockholder interests. The Special Committee members believed that a fully-funded, all-cash tender offer to acquire all of the outstanding shares of the Common Stock (other than Rollover Shares) at $3.68 per share would best protect the interests of minority stockholders. With a general perspective on the structure of the acquisition now in hand, on October 18, 2018, the Company and WC SACD executed a supplemental letter further supplementing, clarifying and agreeing that WC SACD’s offer was conditioned upon (i) the Special Committee’s being comprised entirely of directors who are independent of the Company, LHC, and Messrs. Stanfield and McGough, (ii) the Special Committee having expressly been given the power and authority to consider alternatives to the potential transaction, to hire its own legal and financial advisors and to say “no” to the potential transaction, and (iii) any transaction with WC SACD being approved by the Special Committee. The Company complied with all of these requirements.

Over the course of the next several days and into the following week, initial drafts of the Merger Agreement and the Note Purchase Agreement, together with the form of note, among other documents, were provided by Gibson Dunn to Olshan. The pledge and security agreement and other collateral documents for the note financing were forwarded by Olshan to Venable LLP, the Company’s debt financing counsel, which had previously advised the Company with respect to the Credit Agreement. Negotiation of each of the agreements between the parties and the preparation of several revised drafts of these agreements occurred during the latter part of the week of October 15 and through the week of October 22, 2018, yielding an agreement in principle on most of the material terms of the transaction documents. For the note financing, the Special Committee and Olshan negotiated additional concessions from WC SACD including that the notes would not be automatically convertible in the event of termination of the Merger Agreement due to the consummation of an alternative transaction (that is not a “Superior Transaction” (as defined in the Note Purchase Agreement)) and, that the demand registration rights covering the shares of Common Stock issuable upon conversion of the notes would not be effective until the termination of the Merger Agreement. For the Merger Agreement, the Special Committee and Olshan narrowed the closing conditions that WC SACD requested to consummate the Offer and the circumstances in which a termination fee would become payable to WC SACD, convinced WC SACD to include a reverse termination fee, and modified the circumstances in which WC SACD could terminate the Merger Agreement. These modifications also included limiting the circumstances that would be deemed for purposes of the Merger Agreement to have a material adverse effect on the Company and that would, if they were to occur, permit WC SACD not to complete the Offer and the Merger. The initial draft of the Merger Agreement also included an unlimited expense reimbursement of WC SACD upon termination of the Merger Agreement.

Also during the week of October 15, 2018, WC SACD continued its due diligence review of the Company. The Company established a virtual data room and conducted due diligence sessions at its headquarters in Chantilly, Virginia to facilitate the review. On October 15, 2018, the Special Committee engaged a nationally recognized investment banking firm to act as its financial advisor in connection with the proposed transaction. Several days after entering into such engagement, the Special Committee and such financial advisor agreed to terminate the engagement.

The Special Committee then initiated a search for a new financial advisor. On October 20, 2018, North Point Advisors LLC (“North Point”) was engaged. In selecting North Point, the Special Committee considered its independence of the Company, the Rollover Holders and WC SACD, its ability to staff the engagement promptly, its fee proposal and its qualifications, expertise, reputation and experience in public company mergers and acquisitions. North Point commenced its due diligence review of the Company on October 21, 2018, and beginning on October 22, 2018 met with the Company’s management at the Company’s offices and remotely over several days to conduct a detailed review of the Company’s financial condition and prospects.

The Special Committee met on October 22, 2018 to review the status of negotiations of the Merger Agreement and Note Purchase Agreement and, again on October 25, 2018, to review more recent negotiations and to also receive an update from representatives of North Point concerning the status of its financial review of the Company. Among the issues discussed at the meetings, in response to one of the Special Committee’s primary concerns that WC SACD was a newly-formed joint venture of three other entities and alone had nominal assets, Olshan reported that each of WC SACD’s investors would provide written equity commitment letters to pay the tender offer price and merger consideration and enter into a limited guaranty to pay their pro rata portion of the reverse termination fee.

Additionally, at the meetings, the Special Committee and Olshan reviewed the most recent draft agreements that had been received from Gibson Dunn as part of the transaction, which were generally referred to as the “Rollover Agreements,” including the Support Agreements regarding the agreements of the Rollover Holders to tender a portion of their shares of Common Stock into the tender offer and to vote in favor of the merger and other proposals in support of the transaction, and the contribution and assignment agreement between WC SACD and the Rollover Holders regarding the contribution of a portion of their shares of Common Stock in consideration for equity interests in WC SACD. The Special Committee also reviewed the proposed Continuity Agreement

Term Sheet with Mr. Stanfield as to the terms of his role as a consultant to the surviving company during the transition period following the merger. Finally, the Special Committee reviewed the binding term sheet and rollover put/call term sheet with regard to the terms by which the Rollover Holders, WC SACD and its investors would operate the surviving company following the merger.

During the end of the week of October 22 and the beginning of the week of October 29, 2018, the parties continued to negotiate the details of the Merger Agreement and the Note Purchase Agreement, including representations and warranties and the contents of the Company’s disclosure schedules to the Merger Agreement and the Note Purchase Agreement and related collateral documents. The Company also produced additional documents to resolve all open due diligence requests made by WC SACD. Olshan advised the Special Committee that WC SACD was requiring an unlimited expense reimbursement upon certain termination events including if a majority of the non-Rollover Holders had elected not to participate in the tender offer, and WC SACD was also requesting a termination fee equal to 4.0% of the transaction consideration. The Special Committee advised Olshan that these terms needed to be further negotiated.

On October 26, 2018, WC SACD formed Parent and Merger Sub. Beginning after the close of business on October 26, 2018 through October 31, 2018, Stroock & Stroock & Lavan LLP (“Stroock”), counsel to LHC, and Davis & Gilbert LLP (“D&G”), counsel to Mr. Stanfield, negotiated with Gibson Dunn concerning the terms of the support and tender agreement, and Rollover Agreement proposed to be entered into by each of LHC and Mr. Stanfield and the Note Purchase Agreement (and related collateral documents) proposed to be entered into by LHC. These agreements were all finalized and executed on October 31, 2018.

In a meeting on October 28, 2018, Olshan reported to the Special Committee on the status of negotiations and reviewed the duties of the Special Committee with respect to its assessment of the acquisition and the transactions contemplated by the Merger Agreement, the Note Purchase Agreement and related financing documents, and the Rollover Agreements and Continuity Agreement Term Sheet.

On October 29, 2018, Bruce M. Lev met in person with representatives of WC SACD to discuss the board composition of the surviving company and board observer rights.

On the morning of October 29, 2018, representatives of North Point presented to the Special Committee their financial analyses of the merger and the methodologies used in those analyses. North Point then delivered to the Special Committee its oral opinion, confirmed by delivery of a written opinion dated the same date, to the effect that as of that date and based on and subject to the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken as described in its opinion, the Offer Price and Merger Consideration to be received by holders of Shares (other than the Excluded Shares, Dissenting Shares and Rollover Shares) pursuant to the Merger Agreement were fair, from a financial point of view, to such holders (other than Parent, Purchaser and their respective affiliates). A detailed discussion of the opinion is set forth under “—(d) Fairness Opinion of Financial Advisor to the Special Committee” below.

Following receipt of the written opinion from North Point, the Special Committee met again on October 29, 2018. At this meeting, Olshan reviewed in detail the principal terms and conditions of the Merger Agreement, the Note Purchase Agreement and related financing documents, the Support Agreements, the Rollover Agreements and the Continuity Agreement Term Sheet, the equity commitment letters and the limited guaranty and discussed these documents in detail. Olshan noted that WC SACD had agreed to cap the expense reimbursement at $2.5 million and had lowered the termination fee to 3.5% of the total consideration, which would also be the same amount as the reverse termination fee. After further deliberations, the Special Committee unanimously (i) approved and declared advisable the terms of the Merger Agreement and the transactions contemplated thereby, including without limitation, the Offer and the Merger; (ii) determined that the Offer and the Merger are fair to and in the best interests of the Company and the stockholders of the Company (including the Company’s stockholders other than the Rollover Holders); (iii) recommended that the Board approve and declare advisable the terms of the Merger Agreement and the transactions contemplated thereby, including without limitation, the

Offer and the Merger and (iv) recommended that the Board recommend to the holders of Common Stock that they accept the Offer and tender their Common Stock pursuant to the Offer. The Special Committee also unanimously recommended that the Board approve an exclusive forum amendment to the Company’s bylaws and of Purchaser and its investors as “interested stockholders” for purposes of Delaware’s business combination statute, and approve of Purchaser and its investors as “interested stockholders” for purposes of Delaware’s business combination statute.

The full Board of Directors, together with representatives of Kramer Levin and Olshan, met on the afternoon of October 29, 2018 to receive the recommendation of the Special Committee concerning the matters noted above. Members of the Special Committee summarized for the Board of Directors the process by which the Special Committee negotiated the Merger Agreement and related agreements and arrived at its recommendation. The Special Committee members also delineated the material terms of the transaction documentation and discussed in detail their reasons for supporting the transactions as being in the best interests of the Company’s minority stockholders.

The Special Committee next discussed its analysis of the Company’s financial condition, which was based on its review of management’s projections and the Company’s Commission filings. The Special Committee concluded this analysis with a discussion of North Point’s presentation on the Company’s valuation and its opinion to the effect that, the Offer Price and Merger Consideration to be received by holders of Shares (other than the Excluded Shares, Dissenting Shares and Rollover Shares) pursuant to the Merger Agreement were fair, from a financial point of view, to such holders (other than Parent, Purchaser and their respective affiliates). Copies of this opinion were made available to the Board of Directors. Finally, the members reported on the Special Committee’s unanimous recommendation that the full Board of Directors approve and authorize management to cause the Company to execute the Merger Agreement, the Note Purchase Agreement and related financing documents, the Support Agreements and the Rollover Agreements, and consummate the transactions contemplated by and described in such agreements.

Following further discussions, and based in part on the recommendation of the Special Committee, the Board of Directors unanimously adopted resolutions (i) approving and declaring advisable the terms of the Merger Agreement and the transactions contemplated hereby, including without limitation the Offer and the Merger, (ii) determining the Offer and the Merger to be fair to and in the best interests of the Company and the stockholders of the Company (including the stockholders other than the Rollover Holders), (iii) determining that the Merger is governed by Section 251(h) of the DGCL, and (iv) to recommend to the holders of Common Stock that they accept the Offer and tender their Common Stock pursuant to the Offer. The Board also unanimously approved an exclusive forum amendment to the Company’s bylaws and of Purchaser and its investors as “interested stockholders” for purposes of Delaware’s business combination statute.

The Board of Directors also authorized, among other things, the execution and delivery of the Merger Agreement and the Note Purchase Agreement and all other transaction documentation, the filing with the Commission and NASDAQ of all appropriate reports, statements and other materials, the adoption of the exclusive forum amendment to the bylaws, and compliance with the approval requirements of Delaware’s business combination statute.

Commencing after the Board meeting, and continuing through the morning of October 31, 2018, Olshan, Kramer Levin, Venable and Gibson Dunn continued to work on completion of the due diligence review, including examination of documents, as well as negotiation of the Company’s disclosure schedules and various representations, warranties and covenants in the Merger Agreement. In addition, Gibson Dunn, Stroock and D&G finalized the Rollover Agreements, the Support Agreements and the Continuity Agreement Term Sheet. The Merger Agreement, the Note Purchase Agreement and related financing documents, the Support Agreements, the Rollover Agreements and the Continuity Agreement Term Sheet were executed at approximately 2:00 p.m. on October 31, 2018.

During the second half of October 2018, we had one phone call with each of Lender A and Fund D and Fund E to clarify certain terms of their respective proposals. On October 30, 2018, we informed Lender A that we were not interested in proceeding with its proposed transaction and, on October 31, 2018, we informed Fund D and Fund E that we were not interested in proceeding with its proposed transaction.

Later in the afternoon of October 31, 2018, the Company and WC SACD issued a joint press release announcing the execution of the Merger Agreement by the Company, Parent and Purchaser, the execution of the note financing documents and the execution of the Rollover Agreements and the Support Agreements.

For additional information regarding the background of the Offer, see “Special Factors—Background” in the Offer to Purchase.

(c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger.

The Special Committee of three independent and disinterested directors was formed by the Board of Directors to analyze, consider and negotiate the terms of the Merger Agreement, the Merger and the Offer and make a recommendation to the full Board of Directors. In reaching its conclusions and making its recommendation to the Board of Directors, the Special Committee consulted with the Company’s management team and with outside financial and legal advisors and considered a number of factors, including the following principal factors, each of which the Board of Directors also considered in its determination to adopt the Merger Agreement and recommend that the Company’s stockholders accept the Offer and tender their shares of Common Stock in the Offer:

•	the approximately $105 million equity valuation for the Company offered by Purchaser, and the apparent substantial value to the Company’s non-Rollover Holders to be realized in the transaction;

•

the substantial premium that the $3.68 per share merger consideration represents over recent and historical market prices of the Common Stock (a 112.7% premium to the $1.73 closing price per share on October 30, 2018, the last trading day before the execution of the Merger Agreement, and a 104.4% premium to the trailing average closing price of the Shares for the 30-day period and a 111.4% premium to the trailing average closing price of the Shares for the 90-day period, each ended on October 30, 2018);

•	the Special Committee’s determination that an offer which would provide greater value to the non-Rollover Holders was unlikely to arise;

•	the fact that the Company’s extensive efforts to secure any financing over the previous eight months had been unsuccessful;

•

the determination by the Special Committee and the full Board of Directors that alternative arrangements for financing to provide the Company with enough cash to both repay current indebtedness and to reach profitability in order to maximize stockholder value were unlikely to arise at all, and were even less likely within the time periods necessary to accomplish those objectives;

•

the fact that Purchaser’s proposal also included a senior secured convertible note financing component that allowed the Company to repay its existing indebtedness which was maturing in less than three months and provided the Company with substantial working capital to significantly advance its business plan, regardless of whether the Merger ultimately closes;

•	historical and current information concerning the Company’s businesses, financial performance and condition, capital structure, leverage and competitive position;

•	the risks which would be encountered in executing the Company’s long-term business plan even if it otherwise obtained the necessary capital to do so;

•	the Company’s strengths and weaknesses as an independent public company, which includes its reputation, market share and financial resources;

•	the difficulty in predicting the Company’s future stock price performance, and the historical limited liquidity of the Common Stock;

•	general economic, industry and market conditions in the identity theft monitoring industry;

•

LHC’s, Mr. Stanfield’s and Mr. McGough’s expressed intention to rollover a substantial portion of their respective shares of Common Stock for equity interests in WC SACD and tender their respective remaining shares of Common Stock in the Offer, and vote in favor of other proposals in support of the transaction with Purchaser on the terms provided for in the Merger Agreement and related Support Agreement;

•

the presentation of North Point on the financial aspects of the Merger, including North Point’s premium analysis, comparison of the Company to other selected publicly-traded companies, analysis of selected precedent transactions and discounted cash flow analysis based on sensitivity analyses of the Company’s projected results;

•

North Point’s written opinion addressed and delivered to the Special Committee that, as of October 29, 2018, based upon and subject to the considerations set forth in its opinion, the $3.68 per share merger consideration to be received by holders of Common Stock was fair from a financial point of view to those stockholders, other than the Rollover Holders;

•

the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transactions as a cash tender offer for all outstanding Shares and a merger effected pursuant to Section 251(h) of the DGCL, which allows for the potential for closing in a relatively short timeframe;

•	the fact that Purchaser’s obligations under the Merger Agreement are not conditioned upon any financing arrangements;

•	the fact that each of Parent and WC SACD had obtained committed equity financing in an amount sufficient to consummate the Offer and the Merger;

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the limited number and nature of the conditions to the equity financing commitments received by Parent and WC SACD and the fact that the Company has third party beneficiary rights to cause each of Parent and WC SACD to cause the equity financing sources to fund their respective equity financing commitments;

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the potential conflicts of interest of the Company’s Executive Chairman and President and several directors with respect to the Merger and note financing in relation to the interests of the Company’s stockholders;

•	the structure of the Merger as an all-cash tender offer, which the Special Committee believed was more attractive than a statutory merger or stock-for-stock merger, or an asset sale;

•

the terms of the Merger Agreement, including the Company’s representations and warranties, the closing conditions of the parties to the Merger and the restrictions imposed on the conduct of the Company’s business prior to completion of the Merger, which were extensively negotiated by the Special Committee;

•

the ability of the Company to consider, receive and respond to, under certain circumstances specified in the Merger Agreement, an unsolicited, written proposal for a business combination from a third party prior to completion of the Offer;

•

the Merger Agreement’s permitting the Special Committee, under certain circumstances, to change or withdraw its recommendation to the Company’s stockholders to tender their Shares into the Offer and to cause the Company to terminate the Merger Agreement in respect of a Superior Proposal (as defined in the Merger Agreement); and

•

the following procedural safeguards to ensure the fairness of the transactions contemplated by the Merger Agreement and to permit the Special Committee to represent the interests of stockholders other than Rollover Holders:

•

the Special Committee consists solely of directors of the Company who are independent and disinterested directors who are unaffiliated with the Rollover Holders and are not officers or employees of the Company, and who do not otherwise have a conflict of interest or lack independence with respect to the Offer and the Merger;

•

the members of the Special Committee will not personally benefit from the completion of the Offer and the Merger in a manner different from the Company’s public stockholders, except for indemnification and continuing directors and officers liability insurance coverage, acceleration of their outstanding equity awards, and the receipt of fees for service on the Special Committee;

•	the resolutions of the Board of Directors establishing the Special Committee delegated to the Special Committee the exclusive power and authority to, among other things:

•

consider whether it would be in the best interests of the Company and its unaffiliated stockholders to proceed with a potential transaction and other possible sale transaction alternatives with respect to the Company and/or engage in discussions and/or negotiations related thereto;

•	review and evaluate the terms and conditions, and determine the advisability of, any potential transaction and any such alternative thereto;

•

negotiate with any potential acquirer and/or the Rollover Holders (or any other party the Special Committee deems appropriate) with respect to the terms and conditions of any potential transaction or any such alternative thereto;

•

determine whether a potential transaction or any such alternative thereto negotiated by the Special Committee is fair to, and in the best interests of, the Company and its stockholders (other than the Rollover Holders); and

•

recommend to the full Board what action, if any, should be taken by the Board with respect to a potential transaction or any such alternative thereto, including to approve or reject a potential transaction or any such alternative thereto. The Board also authorized the Special Committee to, among other things, retain independent legal counsel and an independent financial advisor;

•

pursuant to the terms of the Merger Agreement, the Offer and the Merger will not be completed unless a majority of the shares of Common Stock not owned by the Rollover Holders and directors and executive officers that are not Rollover Holders tender their shares of Common Stock in the Offer, which condition may not be waived; and

•	the availability to stockholders of the Company of appraisal rights as provided in the DGCL in connection with the Merger.

The Special Committee, in reaching its conclusions and making its recommendation to the Board of Directors, and the Board of Directors, also considered the following countervailing factors:

•	the fact that, if the acquisition is completed, the Company’s stockholders (other than the Rollover Holders) will no longer participate in any potential future growth of the Company;

•	the fact that the Merger is a fully taxable transaction to the Company’s stockholders;

•

the fact that the Note Purchase Agreement provides that, unless Purchaser elects in writing not to pursue the Offer or Merger described in the Merger Agreement for any reason, in the event the Merger Agreement is terminated, other than by reason of a breach of such agreement by Purchaser, Purchaser has the right, subject to NASDAQ listing requirements and Commission rules, to designate a majority of the members of the Board of Directors and appoint the chief executive officer of the Company;

•	the lack of a “go-shop” provision;

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certain customary limitations on the Company’s ability to terminate the Merger Agreement if it receives a superior acquisition proposal, or if the Board of Directors withdraws or changes its recommendation that stockholders tender their shares in the Offer;

•	the requirement that the Company’s senior secured convertible notes can become convertible into shares of Common Stock upon the closing of an alternative transaction; and

•

the amount and scope of the termination fee payable to Purchaser under the Merger Agreement, which the Special Committee did not consider unusual in relation to similar and customary transactions negotiated at arm’s-length.

The Special Committee and the Board of Directors each determined that the foregoing factors were outweighed by the potential benefits of the acquisition and note financing transactions.

In evaluating the Merger and in reaching its determination as to the fairness of the transactions contemplated by the Merger Agreement, the Special Committee and the Board of Directors considered the factors set forth above, including an evaluation of the going concern value of the Company. The Special Committee and the Board of Directors did not consider liquidation value as a factor because despite the risk of a default under the Credit Agreement they considered the Company to be a viable going concern business and the trading history of the Common Stock to generally be an indication of its value as such. In addition, due to the fact that the Company is being sold as a going concern, the Special Committee and the Board of Directors did not consider the liquidation value of the Company relevant to a determination as to whether the proposed Offer and Merger is fair to the Company’s stockholders (other than the Rollover Holders) as the Special Committee and the Board of Directors believed the value of the Company’s assets that might be realized in a liquidation would be significantly less than its going concern value. The Special Committee also did not consider net book value, which is an historical accounting measure, in determining the fairness of the Merger to the Company and its stockholders (other than the Rollover Holders), because of its belief that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical acquisition costs and therefore not a relevant measure in the determination of the fairness of the Merger. Net book value does not take into account the prospects of the Company, contingent liabilities, market conditions, trends in the industries in which the Company operates or the business risks inherent in those industries. Further, the Special Committee did not believe that net book value accurately reflects the Company’s present market value. The Company’s net book value per share of Company Common Stock as of September 30, 2018 was approximately $0.04 per share, which is lower than the Offer and the Merger Consideration and the Company’s tangible net book value per share of Company Common Stock as of September 30, 2018 was approximately $(0.37) per share, which is also lower than the Offer and the Merger Consideration.

For a more detailed discussion of the effects of the acquisition and the potential conflicts of interest of the Company’s executive officers and directors, see “ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS—(a) Arrangements with Executive Officers and Directors of the Company”.

This discussion of the factors considered is not intended to be exhaustive but includes the principal factors considered by the Special Committee and the Board of Directors. No particular weight or rank was assigned to these factors, and the Special Committee and Board of Directors considered all factors as a whole. The Special Committee concluded that all of the factors, considered as a whole, support its determination that the acquisition transaction is advisable and fair to the Company’s stockholders (other than the Rollover Holders) and in their best interests, and support its unanimous recommendation to the full Board of Directors that the Board of Directors approve the acquisition transaction and the Merger Agreement and consummate the transactions contemplated by and described in that agreement. The foregoing discussion of the information and factors considered by the Special Committee is forward-looking in nature. This information should be read in light of the factors set forth in the section entitled “Cautionary Statement Regarding Forward-looking Information” elsewhere herein.

For serving on the Special Committee, the three members each received customary board committee fees of $22,500 for their work and the committee meetings they attended (exclusive of out-of-pocket expenses in connection with attending such meetings).

Recommendation of the Board of Directors

The Board of Directors unanimously recommends that you tender your Shares pursuant to the Offer.

The Board of Directors believes, based on its considerations of the factors described above, that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are substantively and procedurally fair to the stockholders of the Company. In adopting the Special Committee’s recommendations and concluding that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are in the best interests of the Company and the stockholders of the Company other than the Rollover Holders, the Board of Directors considered and relied upon the same factors and considerations that the Special Committee relied upon, as described above. In determining that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are substantively and procedurally fair to the Rollover Holders, the Board of Directors considered and relied upon the fact that the Rollover Holders had each individually indicated, subject to approval of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, by the Special Committee and the Board of Directors on behalf of stockholders other than the Rollover Holders, that they were agreeable to being Rollover Holders on the terms and conditions set forth in the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

(d) Fairness Opinion of Financial Advisor to the Special Committee

The Special Committee retained North Point as financial advisor in connection with the transaction. With respect to this engagement, the Special Committee requested that North Point evaluate whether the consideration to be received by the holders of Shares (other than the Excluded Shares, Dissenting Shares and Rollover Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent, Purchaser and their respective affiliates). At a meeting of the Special Committee held on October 29, 2018, North Point rendered an oral opinion, confirmed by delivery of a written opinion dated the same date, to the Special Committee that, as of that date and based on and subject to the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken as described in its opinion, the Offer Price and Merger Consideration to be received by holders of Shares (other than the Excluded Shares, Dissenting Shares and Rollover Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than Parent, Purchaser and their respective affiliates).

The full text of North Point’s opinion describes the assumptions made, procedures followed, matters considered and limitations and qualifications with respect to the review undertaken by North Point. The opinion is attached as Annex A and is incorporated herein by reference. North Point provided its opinion solely for the use and benefit of the Special Committee (in its capacity as such) in its evaluation of the Offer Price and Merger Consideration from a financial point of view and did not address any other aspect of the transactions or any other matter. North Point’s opinion does not constitute a recommendation as to whether any holder of Common Shares should tender their shares in connection with the Offer or how any stockholder should vote or act in connection with any other matter. The following summary is qualified in its entirety by reference to the full text of North Point’s opinion.

In arriving at its opinion, North Point, among other things:

•	reviewed a draft, dated October 27, 2018, of the Merger Agreement;

•	reviewed and analyzed certain financial and other data with respect to the Company, which was publicly available;

•

reviewed and analyzed certain information, including financial statements and financial forecasts, relating to the business, earnings, cash flow, assets, liabilities, projected operations and prospects of the Company, that the Company furnished to North Point;

•	held discussions with certain members of senior management and representatives of the Company concerning the matters described above, as well as its business and prospects on a stand-alone basis;

•	reviewed the current and historical reported prices and trading activity of certain publicly-traded companies North Point deemed to be comparable to the Company; and

•	reviewed the terms, to the extent publicly available, of certain business combination transactions that North Point deemed relevant.

Summary of Financial Analyses

The following is a summary of the material financial analyses prepared and reviewed with the Special Committee in connection with North Point’s opinion. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, or underlying the opinion of, North Point, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by North Point. North Point may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be North Point’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the accompanying explanatory text to each table, as the tables alone do not constitute a complete description of the financial analyses performed by North Point. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying North Point’s financial analyses and its opinion. In performing its analyses, North Point made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Offer and Merger. None of the Company, Purchaser, Parent or North Point or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 26, 2018 (the last trading day before the fairness opinion was delivered to the Special Committee) and is not necessarily indicative of current market conditions.

North Point performed the following financial analyses in connection with rendering its opinion to the Special Committee:

•	historical stock trading;

•	comparable public trading multiple;

•	comparable precedent transaction;

•	premiums paid;

•	discounted cash flows; and

•	illustrative leveraged buyout scenario.

Each of these analyses is summarized below.

Historical Stock Trading Analysis

North Point reviewed the historical price range for the Common Stock at one week, six months, and one year prior to October 26, 2018. This analysis indicated that the $3.68 price falls above the high end of the one month equity value range, the six month equity value range, and the 12 month equity value range.

The range of high and low prices of the Common Stock for the periods reviewed are set forth below:

As of October 26, 2018	Range of Prices
Last 1 Month	$1.65 - $1.93
Last 6 Months	$1.29 - $2.70
Last 12 Months	$1.29 - $2.75

Comparable Public Trading Multiple Analysis

North Point performed a comparable companies analysis, which attempts to provide an implied value of a company by comparing selected historical financial data of the Company and estimated financial data of the Company based on projections provided by management against corresponding financial data for similar publicly traded companies. North Point selected the following publicly traded companies that North Point, based on its experience and professional judgment, deemed relevant to consider in relation to the Company based on information obtained by searching SEC filings, public company disclosures, press releases, equity research reports, industry and press reports, databases and other sources:

•	CPPGroup Plc;

•	Equifax Inc.;

•	Experian plc;

•	NICE Information Service Co., Ltd.;

•	Symantec Corporation;

•	Tecnoinvestimenti S.p.A.;

•	The Dun & Bradstreet Corporation; and

•	TransUnion.

Although most of the selected companies are not directly comparable to the Company, and most are substantially larger than the Company, the companies included were chosen because they are publicly traded companies with operations in industries that for purposes of analysis may be considered similar to the Company.

North Point calculated various financial multiples for such comparable companies based on the ratio of such companies’ operating data (obtained from Commission filings and Capital IQ estimates as of October 26, 2018) to the equity value per share of such companies. North Point reviewed the maximum, average, median, and low statistics for the comparable companies’ grouping to determine appropriate high and low multiples for each statistic.

North Point then compared the range of the first to third quartiles of such multiples with the multiples obtained for the Company. The Company’s multiples were calculated based on the ratio of the Company’s operating data (provided by management) to an implied enterprise value of $111.1 million (based on the $3.68 per share Offer

Price and Merger Consideration) and then taking into account the Company’s net debt of $12.7M (as of August 2018). With respect to the comparable companies, North Point calculated:

•

enterprise value (which is the market value of common equity plus the book value of debt, less cash) as a multiple of latest 12 months (“LTM”) revenue and consensus estimates for 2018 and 2019 revenue;

•	enterprise value as a multiple of LTM earnings before interest, taxes and depreciation and amortization (also referred to as “EBITDA”) and consensus estimates for 2018 and 2019 EBITDA; and

•	equity value per share as a multiple of LTM fully diluted earnings per share and consensus estimates for 2018 and 2019 earnings per share.

The table below shows the results of North Point’s analyses of the selected comparable companies

	LTM Enterprise Value			CY18F Enterprise Value			CY19F Enterprise Value
	Rev.	EBITDA	P/E	Rev.	EBITDA	P/E	Rev.	EBITDA	P/E
CPPGroup Plc	0.4x	9.5x	34.3x	0.4x	NM	24.8x	0.4x	8.6x	20.9x
Equifax Inc.	4.1x	16.0x	42.2x	4.1x	12.3x	17.0x	4.0x	11.5x	16.3x
Experian Plc	5.0x	15.4x	32.9x	4.8x	13.9x	22.0x	4.5x	13.0x	21.4x
NICE Information Service Co., Ltd.	1.7x	11.3x	23.1x	1.7x	10.6x	19.3x	1.6x	9.6x	17.7x
Symantec Corporation	3.0x	8.0x	73.2x	3.1x	7.2x	12.9x	3.0x	7.0x	11.0x
Tecnoinvestimenti S.p.A.	1.8x	7.0x	11.7x	NA	NA	NA	NA	NA	NA
The Dun & Bradstreet Corporation	3.5x	11.8x	19.2x	3.6x	12.2x	17.0x	3.6x	11.7x	16.2x
TransUnion	7.0x	18.3x	48.9x	6.6x	16.8x	24.9x	5.8x	14.6x	21.8x

The results of these analyses are summarized below.

Multiple of:	First to Third Quartile Range		Low	Mean	Median	Max	Parent Offer Multiple
LTM EBITDA	8.4x	15.8x	7.0x	12.2x	11.5x	18.3x	8.7x
2018F EBITDA	9.8x	14.6x	7.2x	12.2x	12.3x	16.8x	11.9x
2019F EBITDA	8.6x	13.0x	7.0x	10.9x	11.5x	14.6x	18.6x

Note:    Ratios were considered not meaningful (NM) if they were greater than 100x for revenue, EBITDA, and PE multiples.

Based on the first to third quartile range for these multiples, the resulting implied enterprise value for the Company ranged from $51.9 million to $202.6 million, and the resulting implied equity value per share ranged from $1.47 to $7.10. North Point compared this range of enterprise values to the implied enterprise value of $111.1 million contemplated by the Merger Agreement and compared this range of equity values per share to the per share consideration to be paid pursuant to the Merger Agreement of $3.68. The following table shows the implied value per share of the Common Stock based upon LTM EBITDA, 2018F EBITDA and 2019F EBITDA.

Financial Metric	Implied Value Per Share of Common Stock
LTM EBITDA	$3.55 - $7.10
2018F EBITDA	$2.95 - $4.65
2019F EBITDA	$1.47 - $2.46

No company utilized in the public trading comparables analysis is identical to the Company. In evaluating comparable companies, North Point made judgments and assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the businesses of the Company and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data. North Point considered a number of factors in analyzing the per share Offer Price and Merger Consideration. The fact that points in the range of implied present value per share of the Company implied by the comparable companies analysis were less than or greater than the per share Offer Price and Merger Consideration is not necessarily dispositive in connection with North Point’s analysis of the per share Offer Price and Merger Consideration; it is but one of many factors North Point considered.

Comparable Precedent Transaction Analysis

North Point reviewed the terms of certain recent merger and acquisition transactions reported in SEC filings, public company disclosures, press releases, industry and press reports, databases and other sources relating to the selected transactions (listed by target/acquiror) announced since 2011. Listed below are representative transactions listed by target and acquiror with implied enterprise values less than $7 Billion:

Target	Acquiror
EnerCare Inc. (TSX:ECI)	Brookfield Infrastructure Partners L.P. (NYSE:BIP)
InfoArmor Inc.	The Allstate Corporation (NYSE: ALL)
Identity Force	EZ Shield
Capella Education Company	Strategic Education, Inc. (NasdaqGS:STRA)
DataX Ltd.	Equifax Inc. (NYSE:EFX)
Nicor Energy Services Company	American Water Enterprises, LLC
Avante Logixx Inc. (TSXV:XX)	Resilience Security Partners LP
AlarmForce Industries Inc.	BCE Inc. (TSX:BCE)
FactorTrust, Inc.	TransUnion (NYSE:TRU)
ID Watchdog	Equifax Inc.
LifeShield, LLC	Hawk Capital Partners LP
Intel Security Inc. (nka:McAfee LLC)	TPG Capital
EZ Shield Inc.	The Wicks Group
LifeLock	Symantec Corporation
Blue Coat, Inc.	Symantec Corporation
Websense	Raytheon Company (NYSE:RTN)
Trusteer, Inc.	International Business Machines Corporation (NYSE:IBM)
Security Networks, LLC	Monitronics International, Inc.
AMT Consumer Services, Inc.	AMT Warranty Corp.
Archipelago Learning, Inc.	Edmentum, Inc.
TransUnion Intermediate Holdings, Inc.	Advent International Corporation; Goldman Sachs Group, Merchant Banking Division
McAfee, Inc. (nka:McAfee LLC)	Intel Corporation

For each of the selected transactions, North Point calculated and compared multiples for the target companies based on the ratio of the enterprise value to the LTM EBITDA. North Point reviewed the third quartile and first quartile statistics for the precedent transactions grouping to determine appropriate high and low multiples for each statistic.

The results of these analyses are summarized in the table below.

	First to Third Quartile Range		Low	Mean	Median	Max	Parent Offer Multiple
Multiple of:
LTM EBITDA	9.2x	15.6x	0.5x	19.8x	12.8x	79.2x	8.7x
2018F EBITDA	9.2x	15.6x	0.5x	19.8x	12.8x	79.2x	11.9x

Based on the first to third quartile range for these multiples, the resulting implied enterprise value for Intersection ranged from $86.2 million to $200.2 million and the resulting implied equity value per share ranged from $2.75 to $7.01. North Point compared this range of enterprise values to the implied enterprise value of $111.1 million contemplated by the Merger Agreement and compared this range of equity values per share to the per share consideration to be paid pursuant to the Merger Agreement of $3.68.

Premiums Paid Analysis

North Point analyzed the premium paid for acquired public entities in the consumer staple and consumer discretionary transactions with implied enterprise values ranging from $25 million to $500 million since 2012, relative to the target’s stock prices one day, one week, and one month prior to the date that fairness opinion was delivered to the Special Committee. Based on its Premiums Paid Analysis, North Point analyzed companies with a range of enterprise values, which are significantly higher than the Company’s. North Point reviewed the max, average, median, and low statistics for the premiums paid on comparable acquisitions to determine appropriate high and low multiples for each statistic. The following table presents the result of this analysis:

	First to Third Quartile Range		Low	Mean	Median	Max	Parent Offer Premium
Premium To:
1 Day Prior	16.5%	50.3%	(14.0)%	36.4%	29.5%	116.3%	110.3%
1 Week Prior	14.7%	50.0%	(10.0)%	36.9%	29.8%	153.2%	100.0%
1 Month Prior	13.1%	51.8%	(16.7)%	35.6%	28.8%	125.5%	102.5%

Based on the first to third quartile range of such premiums paid for these companies, the resulting implied equity value per share ranged from $2.04 to $2.76. North Point compared this range of equity values per share to the per share consideration to be paid pursuant to the Merger Agreement of $3.68.

In addition, North Point indicated that the $3.68 price per share of the Common Stock to be paid to the Company’s stockholders pursuant to the Merger Agreement represented a premium of 110.3% based on the $1.75 closing price per share on October 26, 2018, the last trading day before the fairness opinion was delivered to the Special Committee.

No company or transaction utilized in the precedent transactions or premiums paid analysis is identical to the Company or to the Merger. In evaluating the precedent transactions, North Point made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the enterprise value of the transactions to which they are being compared. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using precedent transactions or premiums paid data.

Discounted Cash Flow Analysis

North Point performed a discounted cash flow analysis on the Company. Management provided a management case containing projections for various operational metrics (such as subscriber growth, marketing spend, and G&A expenditures), revenue and earnings for the remainder of fiscal year 2018 and for fiscal years 2019 through 2022. The management case assumed a capital infusion to refinance near-term debt obligations and fund working capital, and that management’s business and operational plan would be successfully executed and would lead to increased revenues and earnings. Management did not represent that the projections were predictions or forecasts of the Company’s actual future revenues and earnings, and management acknowledged there were risks to the assumed financing, execution of the management case, and achievement of its benefits.

North Point calculated implied prices per share of the Common Stock using illustrative terminal values in the year 2022 based on multiples ranging from 9.0x EBITDA to 13.0x EBITDA. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 10.0% to 20.0%. The various ranges for discount rates were chosen based on North Point’s Weighted Average Cost of Capital (“WACC”) analysis and research of historical global private equity median internal rates of return (IRRs). The resulting implied equity values per share ranged from $2.52 to $5.30. North Point compared this range of equity values per share to the per share consideration to be paid pursuant to the Merger Agreement of $3.68.

Illustrative Leveraged Buyout Scenario Analysis

North Point performed an illustrative leveraged buyout analysis using the management case financial information provided by management described in “Discounted Cash Flow Analysis” above and financing assumptions based on North Point’s estimates. A leveraged buyout analysis is designed to illustrate the ability to pay for a target in a leveraged buyout at a given return target, exit multiple and financing structure. Assuming the refinancing of all of the Company’s existing debt upon a transaction and hypothetical required IRRs ranging from 20.0% to 25.0% to a financial buyer (a range judgmentally chosen by North Point to reflect typical target returns for private equity investors) and hypothetical financial buyer enterprise value to EBITDA exit multiple of 11.0x, the foregoing analysis implied an equity value per share range of $3.40 to $3.87. North Point compared this range of equity values per share to the per share consideration to be paid pursuant to the Merger Agreement of $3.68.

Additional Information

North Point observed the outcome of prior marketing processes and proposals received by the Company for the purchase of all of its outstanding shares as well as potential financing sources. A potential buyer had offered $3.31 per share in a non-binding proposal. The buyer eventually lowered its offer to $2.70 per share before ultimately declining to pursue a transaction. The Company was also unable to consummate two financings after term sheets had been signed. This information was not considered part of its financial analysis with respect to its opinion but was noted for informational purposes.

Limitations on North Point’s Analyses and Opinion

The summary of North Point’s analyses set forth above does not contain a complete description of these analyses, but does summarize the material analyses performed by North Point in rendering its opinion. The above summary is qualified in its entirety by reference to the written opinion of North Point attached as Annex A to this Schedule 14D-9. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. North Point believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the North Point’s written opinion. In arriving at its opinion, North Point considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, North Point made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the transactions contemplated by the Merger Agreement.

North Point performed its analyses solely for purposes of providing its opinion to the Special Committee. In performing its analyses, North Point made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by North Point are based upon forecasts of future results furnished to North Point by management under certain assumptions, plans and scenarios, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. North Point does not assume responsibility if future results are materially different from forecasted results.

In its analysis and rendering its opinion, North Point has relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to it or discussed with or reviewed by it. North Point has further relied upon the assurances of management that the financial information provided has been prepared on a reasonable basis in accordance with industry practice and that management is not aware of any information or facts that would make any information provided to North Point incomplete or misleading in any material respect. Without limiting the generality of the foregoing, for the purpose of its opinion, North Point has assumed that with respect to financial estimates and other forward-looking information reviewed by it, such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of management as to the expected future results of the Company’s operations and financial condition to which such financial estimates and other forward-looking information relate. North Point expresses no opinion as to any such financial estimates or forward-looking information or the assumptions on which they were based.

North Point assumed that the Offer and the Merger would be completed on the terms set forth in the Merger Agreement reviewed by North Point, without amendments and with full satisfaction of all covenants and conditions without any waiver. North Point expressed no opinion regarding whether the necessary approvals or other conditions to the consummation of the Offer and the Merger will be obtained or satisfied.

North Point conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the consideration to be received by the holders of Shares (other than Excluded Shares, Dissenting Shares and Rollover Shares, as defined in the Merger Agreement) pursuant to the Offer and Merger Agreement and in connection with the delivery of its opinion, dated October 29, 2018, to the Special Committee. These analyses do not purport to be appraisals or to reflect the prices at which the Shares might actually trade.

North Point did not assume responsibility for performing, and did not perform, any appraisals or valuations of specific assets or liabilities of the Company. North Point expresses no opinion regarding the liquidation value or solvency of any entity. North Point did not undertake any independent analysis of any outstanding, pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company, or any of its affiliates, are a party or may be subject. At the direction of the Special Committee, and with its consent, North Point’s opinion made no assumption concerning, and, therefore, did not consider, the potential effects of litigation, claims, investigations, or possible assertions of claims, or the outcomes or damages arising out of any such matters.

North Point’s opinion was necessarily based on the information available to it and the facts and circumstances as they existed and were subject to evaluation as of the date of the opinion. Events occurring after the date of the opinion could materially affect the assumptions used by North Point in preparing its opinion. North Point expresses no opinion as to the prices at which the Shares have traded or may trade following announcement of the transaction or at any time after the date of the opinion. North Point has not undertaken and is not obligated to affirm or revise its opinion or otherwise comment on any events occurring after the date it was rendered.

North Point was not requested to opine as to, and the opinion does not address, the basic business decision to proceed with the Offer and the Merger or the transactions contemplated by the Merger Agreement, the pre-signing process conducted by the Company, the merits of the transaction compared to any alternative business strategy or transaction that may be available to the Company, any other terms contemplated by the Merger Agreement or the fairness of the amount or nature of the compensation to the Company’s officers, directors or employees, or any class of such persons, relative to the compensation to be received by holders of the Common Stock. North Point did not express any opinion as to whether any alternative transaction might produce consideration for the Company’s stockholders in excess of the Offer Price or the Merger Consideration.

The consideration to be received by the holders of Shares (other than Excluded Shares, Dissenting Shares and Rollover Shares) pursuant to the Merger Agreement was determined through arm’s-length negotiations between the Company and Parent and was recommended by the Special Committee and approved by the Board of Directors. North Point’s opinion did not address the relative merits of the Offer and the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. North Point’s opinion was not intended to, and does not, constitute an opinion or recommendation as to whether the stockholders of the Company should tender shares into the Offer, or take any other action in connection with the Offer and the Merger.

Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board of Directors or of the Special Committee with respect to the consideration pursuant to the Merger Agreement or of whether the Board of Directors or the Special Committee would have been willing to agree to different consideration. North Point’s opinion was approved by a committee of North Point investment banking and other professionals in accordance with North Point’s customary practice.

Miscellaneous

In the ordinary course of its business, North Point and its affiliates may actively trade securities of the Company for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

Under the terms of its engagement letter, North Point provided the Special Committee with a fairness opinion, described in this section and attached to this Schedule 14D-9 as Annex A, in connection with the Offer and the Merger, and the Company has agreed to pay North Point a fee of $500,000 for its services. This payment is not contingent upon closing of the transaction. In addition, the Company agreed to indemnify North Point and its affiliates, its and their respective officers, directors, employees and agents and each other person, if any, controlling North Point or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to, arising out of or in connection with North Point’s engagement.

In the two years prior to October 29, 2018, North Point and its affiliates have not been engaged on any financial advisory or financing assignments for the Company, and have not received any fees for such services from the Company during that time. In addition, in the two years prior to October 29, 2018, North Point and its affiliates have not performed any services for WC SACD, and have not received any fees for such services from WC SACD during that time.

(e) Certain Company Forecasts

While the Company has from time to time provided certain targets and financial objectives with respect to revenue, marketing and commission costs, cost of revenue, general and administrative expenses, adjusted general and administrative expenses, income (loss) before continuing operations before tax, and Adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), the Company historically has not made public projections of revenues, earnings or other prospective financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates and the likelihood that the underlying assumptions and estimates may not be realized. In the course of evaluating the potential transaction with Purchaser and Parent, however, the Company’s management prepared prospective financial information that was provided to and discussed with the Special Committee and, at the direction of the Special Committee, with the financial advisor to the Special Committee.

Set forth below is a summary of the prospective financial information that was provided or made available to the Special Committee and the financial advisor to the Special Committee. The Company’s management prepared two scenarios of prospective financial information:

•

The base case scenario (the “Base Case”) included management’s projected revenue and earnings based on the underlying assumption of new capital sufficient to refinance its existing term loan scheduled to mature on December 31, 2018 and $4 million of additional working capital to support on-going operations.

•

The upside case scenario (the “Upside Case”) included management’s internal financial goals premised on an infusion of new additional capital sufficient to fund significant revenue growth across all sales channels through accelerated timelines for partner marketing programs, the successful re-initiation of direct-to-consumer marketing programs which the Company had ceased in early 2017, and introduction of new product offerings in the Canadian market.

While the Special Committee reviewed both the Base Case and the Upside Case, the Special Committee determined that the Base Case was the appropriate scenario for the financial advisor among other considerations, due to:

•	the Company’s current prospects for obtaining sufficient capital to execute the Upside Case;

•	the Company’s recent performance and current outlook on its ability to complete new product development projects on a timely basis to support sales initiatives;

•

the Company’s lack of historical success and current outlook on its ability to accurately forecast the closing rate, timing and revenue potential of new partner and employee benefit program prospects; and

•

the risks associated with successfully launching a direct-to-consumer marketing program to acquire new subscribers to the new product offering at the anticipated rate and targeted cost per subscriber, and the risk associated with acquiring the requisite talent, skills and expertise to execute the direct marketing program.

The prospective financial information is being included in this Schedule 14D-9 not to influence stockholders’ decisions on whether to tender their Shares in the Offer but because this information was made available to the Special Committee and Special Committee’s financial advisor. The prospective financial information provided was not prepared with a view toward public disclosure, and the summary disclosure of this information in this Schedule 14D-9 should not be regarded as an indication that the Company or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. Accordingly, readers of this Schedule 14D-9 should not place undue reliance on the prospective financial information contained herein, including as part of any decision to tender or withhold from tendering Shares in the Offer.

The prospective financial information was not prepared with a view toward complying with GAAP, Commission guidelines regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

The prospective financial information prepared by Company management was based on a number of variables, assumptions and estimates made by Company management at the time it was prepared with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the business of the Company, such as its ability to complete software development projects on a timely basis to support new marketing partner and employee benefit sales channels, to close projected new partner and employee benefit client opportunities, to realize revenue from new partner and employee benefit programs on the anticipated timeline, and to execute anticipated cost reduction plans without significant disruption to the overall business operations, all of which are difficult to predict and many of which are beyond the control of the Company. The Company believes that the assumptions its management used in formulating its prospective financial information were reasonable at the time the prospective financial information was prepared, taking into account the relevant information available to Company management at the time. As such, the prospective financial information constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in the prospective financial information, including, but not limited to, the risk and uncertainties described in the Company’s reports filed with the Commission. See also the section captioned “Forward-Looking Information” in this Schedule 14D-9.

There can be no assurance that the results projected in the prospective financial information would have been realized or that actual results would not have materially varied from what has been projected. The prospective financial information does not reflect any revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur after the date the prospective financial information was prepared. The prospective financial information also covers multiple years, and such information by its nature becomes subject to greater uncertainty with each successive year. Economic and business environments can and do change quickly, which adds additional uncertainty as to whether the results portrayed in the prospective financial information will be achieved. The prospective financial information also will be affected by the ability of the Company to achieve its strategic goals, objectives and targets over the applicable periods. Additionally, the prospective financial information does not take into account:

•	any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the Merger Agreement;

•

other matters related to the Merger, including the expenses incurred in connection with negotiating and completing the Merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decision or action that would likely have been taken if the Merger Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the Merger; and

•	the effect of any failure of the Offer and/or the Merger to occur.

Some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts may have changed since the date the prospective financial information was prepared.

Summary Prospective Financial Information

The summary prospective financial information below was based on assumptions that the Company management believed were reasonable at the time management prepared the prospective financial information. As described above, however, these assumptions are inherently uncertain, were made as of the time the prospective financial information was prepared and may not be appropriate, either now or in the future, in light of changed circumstances, economic conditions or other developments.

The following table presents summary selected prospective financial information for the Company prepared by Company management for the following fiscal years ending December 31:

Base Case

	Estimated	Projected
	($ in millions)	($ in millions)
	2018	2019	2020	2021	2022
Revenue	$151.0	$144.8	$148.8	$145.8	$145.1
Adjusted EBITDA	$9.4	$6.0	$8.8	$16.2	$15.6

Upside Case

	Estimated	Projected
	($ in millions)	($ in millions)
	2018	2019	2020	2021	2022
Revenue	$151.3	$162.1	$187.7	$215.3	$247.6
Adjusted EBITDA	$9.6	$9.6	$24.6	$45.2	$64.2

Readers of this Schedule 14D-9 are cautioned not to place undue reliance on the prospective financial information set forth above. No representation is made by the Company, the Special Committee’s financial advisor, or any other person to any stockholder of the Company regarding the ultimate performance of the Company compared to the information included in the prospective financial information. The inclusion of prospective financial information in this Schedule 14D-9 should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events.

Except as may be required by law, the Company disclaims any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing after the date they were made or to reflect the occurrence of future events, even if any or all of the assumptions underlying such prospective financial information are no longer appropriate.

GAAP Reconciliations

The summary prospective adjusted EBITDA set forth above is a non-GAAP financial measure. We calculate adjusted EBITDA by adding back the anticipated non-cash share based compensation expense, depreciation and amortization and interest expense to consolidated (loss) income from continuing operations before income taxes. Adjusted EBITDA should not be considered in isolation or as a substitute for net income (loss), cash flows from operations or other consolidated income or cash flow data prepared in accordance with GAAP. The method of calculating adjusted EBITDA set forth herein may not be comparable to methods used by other companies to calculate similarly titled non-GAAP measures.

Base Case Adjusted EBITDA

	Estimated	Projected
	($ in millions)	($ in millions)
	2018	2019	2020	2021	2022
Consolidated (loss) income from continuing operations before income taxes	$(2.8)	$(3.2)	$1.5	$9.8	$10.6
Non-cash share based compensation	2.9	1.5	0.5	0.2	0.0
Depreciation and amortization	6.1	5.7	4.9	4.6	4.5
Interest expense, net	3.1	2.4	1.9	1.6	0.5
Adjusted EBITDA	$9.3	$6.0	$8.8	$16.2	$15.6

Upside Case Adjusted EBITDA

	Estimated	Projected
	($ in millions)	($ in millions)
	2018	2019	2020	2021	2022
Consolidated (loss) income from continuing operations before income taxes	$(2.7)	$0.0	$16.9	$38.4	$58.1
Non-cash share based compensation	2.9	1.5	0.6	0.2	0.1
Depreciation and amortization	6.2	5.7	4.9	4.6	4.5
Interest expense, net	3.2	2.4	2.2	1.9	1.5
Adjusted EBITDA	$9.6	$9.6	$24.6	$45.1	$64.2

(f) Intent to Tender. To the Company’s knowledge, after making reasonable inquiry, except to the extent tendering such Shares could subject a director or executive officer to liability under applicable securities laws, rules or regulations, including Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the Company’s directors and executive officers currently intends to tender into the Offer any Shares held or owned by them, other than the Rollover Shares. The foregoing does not include any Shares over which, or with respect to which, any such director or executive officer acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5. PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

The information contained in the Offer to Purchase concerning the retention of persons for the purpose of making solicitations on behalf of Purchaser and Parent under “The Offer—Section 18—Fees and Expenses” is incorporated by reference herein.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

During the past 60 days, neither the Company, any executive officer, director, subsidiary or profit-sharing or similar plan of the Company, nor, to the best of the Company’s knowledge, any other affiliate of the Company, has effected a transaction in Shares.

The summary of the Offer by Purchaser and Parent contained in “The Offer—Section 1—Terms of the Offer” is incorporated herein by reference.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as described below and in Items 2, 3 and 4 of this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (1) a tender offer for, or other acquisition of, the Company’s securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as described above or in Item 3 of this Schedule 14D-9, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

(a) Appraisal Rights under the Delaware General Corporation Law. No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, stockholders who have not tendered into the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as or less than the Offer Price. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING BRIEF SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION/RECOMMENDATION STATEMENT AS ANNEX B. THE FOLLOWING SUMMARY DOES NOT CONSTITUTE ANY LEGAL OR OTHER ADVICE, NOR DOES IT CONSTITUTE A RECOMMENDATION THAT STOCKHOLDERS EXERCISE APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” ARE TO THE RECORD HOLDER OF SHARES.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter effectively withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid on the amount determined to be the fair value.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL, AND A COPY OF SECTION 262 OF THE DGCL IS ATTACHED HERETO AS ANNEX B.

In addition, if the notice does not notify the stockholders of the effective date of the merger, either the corporation before the effective date of the merger or the surviving corporation within 10 days after the effective date of the merger must notify the stockholders entitled to appraisal of the effective date of the merger; provided, however, that if such notice of the effective date of the merger is sent later than the later of the consummation of the Offer and 20 days following the sending of the first notice, the notice of the effective date of the merger need only be sent to each stockholder who is entitled to appraisal rights and who has properly demanded appraisal of such stockholder’s shares in accordance with Section 262 of the DGCL. This Schedule 14D-9 does not constitute notice of the effective date of the Merger under Section 262 of the DGCL. Accordingly, the Company will send a separate notice to any stockholder entitled to receive notice of the effective date of the Merger under Section 262 of the DGCL following the Effective Time.

Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of shares. A person who is the beneficial owner of shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps below properly and in a timely manner to perfect their appraisal rights.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights. Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

(i) within the later of the consummation of the Offer (which will occur at the date and time the Shares are irrevocably accepted for purchase pursuant to and subject to the conditions of the Offer and Section 251(h) and 20 days after the date of this Schedule 14D-9, deliver to the Company at 3901 Stonecroft Boulevard, Chantilly, Virginia 20151, Attention: Chief Legal Officer, a written demand for appraisal of the Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii) not tender his, her or its Shares in the Offer; and

(iii) continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Any stockholder who tenders Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, the Offer to Purchase and related Letter of Transmittal, as applicable.

Appraisal Procedures.

The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262, the text of which is set forth in full in Annex B hereto. Mere failure to execute and return a Letter of Transmittal to the Paying Agent, or failure to deliver share certificates to the Paying Agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and delivered to the Company as described herein.

As provided under Section 262, the failure of a stockholder to make a written demand for appraisal (or the failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

A beneficial owner of Shares held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform the Company of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

Within 120 days after the Effective Time, but not thereafter, the Company or any holder of Shares who has complied with the provisions of Section 262 and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file such a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, any stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (a) within ten days after a written request therefor has been received by the surviving corporation or (b) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the Company, which will then be obligated within 20 days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by the Company. The Register in Chancery, if so ordered by the Court of Chancery, will give notice of the time and place fixed for the hearing of such petition to the surviving corporation and the petitioning stockholders in accordance with Section 262. As required by Section 262, the Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who have demanded an appraisal for their Shares to submit their Share certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder. Pursuant to Section 262, the Court of Chancery will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal or (2) the value of the consideration provided in the merger or consolidation for such total number of shares seeking appraisal exceeds $1 million.

After determining the stockholders entitled to an appraisal, the Court of Chancery will appraise the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in the following sentence, interest on the amount determined to be the fair value will accrue from the Effective Time through the date of the payment of the judgment, will be compounded quarterly, and will accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Company may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Company is under no obligation to make such voluntary cash payment prior to such entry of judgment.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 could be greater than, the same as or less than the Offer Price. In determining “fair value,” the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” In Tri-Continental Corporation v. Battye, the Delaware Supreme Court stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Effective Time, no stockholder, whether or not such stockholder has duly demanded an appraisal in compliance with Section 262, is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price, without interest and subject to any taxes required to be withheld under applicable law, and then such stockholders must follow the procedures set forth in the letter of transmittal to be distributed to them and accompanying instructions in order to receive the Offer Price.

At any time within 60 calendar days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the surviving corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court deems just; provided, however, that this provision will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 calendar days of the Effective Time.

FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

(b) Stockholder Approval Not Required. The Board of Directors has approved and declared advisable the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Upon consummation of the Offer, the Company will not seek the approval of the Company’s stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror and its affiliates (as defined in Section 251(h)(6)) hold at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, the Company, Parent and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

(c) Anti-Takeover Statute. As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 662/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) for purposes of Section 203, which causes such acts and transactions to not be subject to the restrictions of Section 203, and the Board has exempted the Company from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Merger Agreement and the transactions contemplated thereby.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, Purchaser, Parent, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, Purchaser, Parent, and their respective board of directors shall grant such approvals and take such actions as are necessary so that the transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser and Parent might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.

(d) Regulatory Approvals. For information regarding any governmental and regulatory approvals that may be required in order to consummate the Offer and the Merger, including any pre-merger notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, see “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; Appraisal Rights” in the Offer to Purchase.

(e) Legal Proceedings. As of the date of this Schedule 14D-9, the Company is not aware of any legal proceedings relating to the Offer or the Merger.

(f) Trading Market; Dividends; Prior Public Offerings. The Shares are listed on the NASDAQ Global Market (“NASDAQ”) under the symbol “INTX.” If the Merger is consummated, the Shares will no longer be listed on NASDAQ and will be deregistered under the Exchange Act. See “The Offer—Section 6—Price Range of Shares; Dividends” in the Offer to Purchase for information on the Company’s stock price trading and dividend history. The Company has not undertaken any underwritten public offering of Shares within the past three years.

(g) Company Repurchases of Common Stock. In April 2005, our Board of Directors authorized a share repurchase program under which we can repurchase our outstanding shares of Common Stock from time to time, depending on market conditions, share price and other factors. The repurchases may be made on the open market, in block trades, through privately negotiated transactions or otherwise, and the program may be suspended or discontinued at any time. However, we are prohibited from repurchasing any Shares under the Note Purchase Agreement. As of September 30, 2018, we had approximately $15.3 million remaining under our share repurchase program. During the nine months ended September 30, 2018, we did not directly repurchase any shares of Common Stock.

(h) Certain Information Concerning the Company’s Directors and Executive Officers. Set forth below is certain current and historical biographical information covering at least the past five years for the Company’s directors and executive officers:

Directors

Michael R. Stanfield co-founded CreditComm, the predecessor to the Company, in May 1996, and has served as our Chairman of the Board of Directors since that time. Since January 2018, Mr. Stanfield has served as Executive Chairman and President, pursuant to which he has assumed the duties as the principal executive officer of the Company. Prior to January 2018, Mr. Stanfield served as Chairman and Founder since January 2017, and previously served as our, and certain of our subsidiaries’, Chief Executive Officer from 1996 until January 2017. Mr. Stanfield joined Loeb Partners Corporation in November 1993 and served as a Managing Director at the time of his resignation in August 1999. Mr. Stanfield has been involved in management information services and direct marketing through investments and management since 1982, and has served as a director of CCC Information Services Inc. and BWIA West Indies Airways. Prior to beginning his operational career, Mr. Stanfield was an investment banker with Loeb, Rhoades & Co. and Wertheim & Co. Mr. Stanfield serves as Chairman because he is the founder of the Company and has successfully led the Company and the Board of Directors since inception.

John M. Albertine has served on our Board of Directors since August 2008. In 1990, Dr. Albertine founded Albertine Enterprises, Inc., a merchant banking, consulting and lobbying firm. Dr. Albertine has been the Chairman and Chief Executive Officer of Albertine Enterprises for the past 23 years. From 1986 through 1990, he served as Vice Chairman of the Fruit of the Loom Company. From 1981 through 1986, he served as President of the American Business Conference. From 1979 to 1980, he served as Executive Director to the Congressional Joint Economic Committee. From 1977 through 1979, he served as Legislative Assistant to U.S. Senator Lloyd M. Bentsen. From 1969 through 1977, Dr. Albertine served as an Instructor, Assistant Professor, Associate Professor and ultimately as Chair of the Department of Economics at Mary Washington College. Dr. Albertine holds a Ph.D. in Economics from the University of Virginia and a Bachelor of Arts in Economics from King’s College. Dr. Albertine has been a director of 14 publicly traded companies in his career, including Integral Systems, Inc., a manufacturer of satellite ground systems and equipment, from 2006 to July 2011. Currently, Dr. Albertine is a director of Kadant Inc., a supplier of technology-based systems for the global pulp and paper industry. The Board of Directors values Dr. Albertine’s current and past experience as a director of a number of public and private companies.

Thomas G. Amato has served on our Board of Directors since January 2004. Mr. Amato has served as Chief Financial Officer of public and private companies since 1980. He is currently Managing Director of Amato Ventures which is engaged in domestic oil and natural gas development. Mr. Amato also serves as a director of Globalprivateequities.com, Inc. and is Chairman of the Board of Trustees of the Carrier Clinic, an independent mental health hospital serving New Jersey. He holds an AB in economics from Princeton University and an MBA from the Wharton School of the University of Pennsylvania. Mr. Amato has expertise in financial, accounting and risk management issues.

Bruce L. Lev has served on our Board of Directors since November 2014. Mr. Lev has served as the Chief Executive Officer and President of LHC since November 15, 2018. Prior thereto, he was a Managing Director of LHC, a position he held beginning in 2003. On October 9, 2018, Thomas l. Kempner passed away, and Mr. Lev was appointed as preliminary co-executor of Mr. Kempner’s estate. Prior to this, he served as Vice Chairman and Director of USCO Logistics, a service provider of supply chain management which was sold to Kuhne & Nagel in 2001. From 1995 through 2000, he was Executive Vice President of Corporate and Legal Affairs of Micro Warehouse Inc., a $2.5 billion direct marketer of brand name personal computers and accessories to commercial and consumer markets, where he served on Micro Warehouse’s four-person Executive Committee with global responsibility for legal and regulatory affairs, human resources, corporate communications, risk management and facilities. From 1995 through 2002 he was a member of the Board of Directors of the Roper Organization and served on the Board of the Direct Marketing Association. Prior to 1995, Mr. Lev engaged in the private practice of law. Mr. Lev was Vice Chairman of AirDat, LLC, a privately held company sold to Panasonic Avionics Corporation which provides weather forecasting and business risk solutions for commercial and military users. Until its sale to Kratos, Inc., Mr. Lev was on the Board of Directors of Integral Systems Inc. (NASDAQ), a leading global provider of satellite ground based command and control systems for commercial and military customers. At Integral he served on the Audit Committee and was Chairman of the Compensation Committee. Mr. Lev previously served on the Board of Directors of VirtualScopics, Inc. (NASDAQ) and was the Chairman of its Audit Committee. Mr. Lev previously served as Non-Executive Co-Chairman of Albertine Enterprises, a Washington, D.C. based consulting firm. Mr. Lev is on the Board of Directors of Engagement Labs and is on its

Audit and Compensation Committees. Mr. Lev’s experience in the technology industry and his service as a director of public and private companies provides the Board of Directors with valuable insight.

David A. McGough has served on our Board of Directors since August 1999. For more than 20 years, Mr. McGough has been President, Chief Executive Officer and Director of Digital Matrix Systems, Inc. and DMS Services, Inc., companies that specialize in credit data and risk analysis. Mr. McGough has extensive experience in the credit data and information technology industries, and operational experience gained as the chief executive officer of a technology company. He also has experience as a private investor in technology companies.

Melvin R. Seiler has served on our Board of Directors since February 2017. Mr. Seiler has been a consultant since 1997, providing sales, marketing, information systems and operations management services to companies executing growth strategies. From 1991 to 1997, Mr. Seiler served as Executive Vice President & Chief Operating Officer of MicroWarehouse Inc. During his tenure with MicroWarehouse, he directed the development of sales, distribution and information systems strategies which enabled the company to rapidly become a Fortune 500 company with locations in ten countries and over 3,000 employees. Prior to joining MicroWarehouse, Mr. Seiler was the Founder & President of MarketQuest Inc., a software sales and marketing consulting firm, which he founded after serving in various sales and marketing roles at Xerox. Mr. Seiler brings a wealth of strategic marketing, sales and operational expertise in the technology industry to the Company and his success building innovative sales and marketing strategies will be extremely valuable to our growth strategy focused on the identity and privacy protection marketplace.

Executive Officers. In addition to Mr. Stanfield, the Company’s executive officers are as follows:

Melba Amissi joined the Company in 2001 and has served in a number of management positions over the years. Most recently, Ms. Amissi served as Senior Vice President, Chief Risk Officer since January 1, 2017, and prior to that became Senior Vice President, Chief of Staff on November 17, 2014, after previously serving as Vice President of Legal and Business Affairs since 2007. In these roles, Ms. Amissi was responsible for managing, directing, and implementing compliance and risk for marketing, technology, operations, customer care, information security, and human resources. Ms. Amissi received her business degree from Randolph Macon Woman’s College and she is a Certified Information Privacy Professional and IAPP Member since 2016.

Ronald L. Barden has served as our Chief Financial Officer since September 2014. Mr. Barden previously served as Chief Financial Officer of N1Health LLC, an early stage company building a national network of physician practices that deliver root-cause medicine, since April 2013. Prior to that Mr. Barden served as Chief Financial Officer of WellAWARE Systems, Inc., a wellness monitoring solutions company, from November 2010 through March 2013, and as Chief Financial Officer of Agility Healthcare Solutions from March 2007 until its sale to GE Healthcare, and then as Chief Financial Officer of GE-Agility business unit until November 2010. Mr. Barden also held various positions at Heilig-Meyers Company and spent ten years in public accounting at Deloitte & Touche and Ernst & Young. Mr. Barden holds a B.B.A and a M.B.A. from The College of William and Mary and is a Certified Public Accountant.

Duane L. Berlin has served as our Chief Legal Officer and General Counsel since September 2016. Mr. Berlin has practiced business law for more than three decades. His areas of expertise include securities law, mergers and acquisitions, commercial contracts, marketing and privacy law. Mr. Berlin is listed in the Martindale-Hubbell Bar Register of Preeminent Lawyers as an AV Preeminent attorney. Mr. Berlin has served as General Counsel for the Counsel of American Survey Research Organizations since 1998, a member of the International Association of Privacy Professionals since 2005, a Licensed U.S. Coast Guard Captain since 2007 and a member of the Board of Directors for The Roper Center for Public Opinion Research since 2011. Mr. Berlin received his bachelor’s degree from Brandeis University and his Juris Doctorate, Cum Laude, from the University of Miami, where he served as an associate editor of the University of Miami Law Review and a member of the Society of the Wig and Robe. Mr. Berlin also completed studies at Harvard’s John F. Kennedy School of Government. Mr. Berlin is

a member of the bars of Virginia and Connecticut. Previously, Mr. Berlin served as managing principal of Lev & Berlin, P.C., and practiced law with Cummings & Lockwood.

As of the date of this Schedule 14D-9, no director or executive officer of the Company has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and executive officers of the Company are citizens of the United States.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of November 15, 2018, information regarding beneficial ownership of our Common Stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our Common Stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our current executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the Commission and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within sixty (60) days of November 15, 2018. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock shown that they beneficially own, subject to community property laws where applicable.

Common Stock subject to stock options currently exercisable or exercisable within sixty (60) days of November 15, 2018, and Common Stock subject to RSUs currently vested or that will vest within sixty (60) days of November 15, 2018, in each case, are deemed to be outstanding for computing the percentage ownership of the person holding these options and RSUs and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Intersections Inc., 3901 Stonecroft Boulevard, Chantilly, Virginia.

Name of Beneficial Owner	Total Beneficial Ownership	Percent of Common Stock
5% Stockholders:
WC SACD One Merger Sub, Inc.(1) WC SACD One Parent, Inc. WC SACD One, Inc. iSubscribed, Inc.	20,674,566	62.4%
General Catalyst Group WndrCo Holdings, LLC
Loeb Holding Corporation(2) 100 Wall Street, 19th Floor New York, NY 10005	11,002,127	42.7%

Name of Beneficial Owner	Total Beneficial Ownership	Percent of Common Stock
Directors and Officers:
Michael R. Stanfield(3)	4,200,047	15.5%
John M. Albertine(4)	56,500	*
Thomas G. Amato(5)	47,976	*
Ronald L. Barden(6)	315,415	1.3%
Bruce L. Lev(7)	11,088,627	43.0%
David A. McGough(8)	1,165,567	4.7%
Melvin R. Seiler(9)	17,500	*
All executive officers and directors as a group (9 persons)	17,097,490	58.5%

*	Less than 1%
(1)

Includes (i) 15,319,619 shares of Common Stock held by Michael Stanfield, SFI LLC, LHC and David A. McGough over which Parent has been granted irrevocable proxies pursuant to the Support Agreements and (ii) 5,354,947 shares of Common Stock that are currently issuable upon conversion of the Note acquired by Parent pursuant to the Note Purchase Agreement. WC SACD was created by (a) WndrCo, (b) iSubscribed and (c) the GC Funds. The number of shares over which Parent, and indirectly WC SACD, WndrCo, iSubscribed and the GC Funds and related entities, may be deemed to have beneficial ownership pursuant to the Support Agreements includes 11,973,037 shares of Common Stock that are currently issued and outstanding, 713,993 shares of Common Stock that are currently issuable upon conversion of the Notes issued to LHC and David A. McGough and 2,632,589 shares of Common Stock underlying stock options that are currently exercisable or exercisable within 60 days of November 15, 2018, that are subject to the Support Agreements.

Hari Ravichandran is the Chief Executive Officer and a director of iSubscribed and beneficially owns, on a diluted basis, a majority of the outstanding common stock of iSubscribed. The principal business address of iSubscribed, Merger Sub, Parent and WC SACD is c/o iSubscribed, Inc., 15 Network Drive, Burlington, MA 01803.

General Catalyst Group includes the GC Funds, General Catalyst Partners IX, L.P. (“GC GP LP”), General Catalyst GP IX, LLC (“GC GP LLC”), General Catalyst Group Management, LLC (“GC Management LLC”), and the Managers (as defined below). GC GP LP is the sole general partner of each of the GC Funds. GC GP LLC is the sole general partner of GC GP LP. GC Management LLC is the manager of GC GP LLC. Kenneth I. Chenault, Joel E. Cutler, David P. Fialkow and Hemant Taneja (collectively, the “Managers”) are Managing Directors of GC Management LLC and the managers of the general partner of the sole and managing member of GC Management LLC. The principal business address of the GC Funds and related parties listed above is 20 University Road, 4th Floor, Cambridge, MA 02138.

WndrCo is a member-managed limited liability company. WndrCo, LLC is the sole member of WndrCo. The members of the Board of Managers of WndrCo, LLC are Ann Daly, Jeffrey Katzenberg, Sujay Jaswa, C. Ashton Newhall and Jamie McJunkin. The principal business address of WndrCo is 9355 Wilshire Boulevard, Suite 400, Beverly Hills, CA 90210.

The above information is based upon (x) a Schedule 13D filed by WndrCo with the SEC on November 13, 2018, (y) a Schedule 13D filed by iSubscribed Inc. with the SEC on November 13, 2018 and (z) a Schedule 13D filed by General Catalyst Group IX, L.P. with the SEC on November 13, 2018, and includes an additional 2,189,000 shares which Mr. Stanfield has the right to acquire within 60 days of November 15, 2018, from the information set forth in such Schedule 13Ds.

(2)

Includes 1,321,586 shares of Common Stock issuable upon conversion of the $3,000,000 in aggregate principal amount of Notes received by LHC from the Company pursuant to the Note Purchase Agreement. The Estate of Thomas L. Kempner (the “Estate”) beneficially owns 77,750 shares of Common Stock. The Estate is also the beneficial owner of 62.878% of the voting stock of LHC and as a result, indirect beneficial ownership of the 11,002,127 shares of Common Stock beneficially owned by LHC may be attributable to the Estate. The Estate disclaims beneficial ownership of the shares of Common Stock held by LHC, except to the extent of the Estate’s pecuniary interest therein. Ann Kempner is the beneficial owner of 9,099 shares of Common Stock. Indirect beneficial ownership of the 11,079,877 shares of Common Stock beneficially owned by the Estate may be attributable to Mrs. Kempner in her capacity as a preliminary co-executor of the Estate. Mrs. Kempner disclaims beneficial ownership of the Common Stock held by the Estate, except to the extent of her pecuniary interest therein. Bruce Lev is the beneficial owner of 8,750 shares of Common Stock. Indirect beneficial ownership of the 11,079,877 shares of Common Stock beneficially owned by the Estate may be attributable to Mr. Lev in his capacity as a preliminary co-executor of the Estate. Mr. Lev disclaims beneficial ownership of the Common Stock held by the Estate. Indirect beneficial ownership of the 11,079,877 shares of Common Stock beneficially owned by the Estate may be attributable to Melvin Epstein in his capacity as a preliminary co-executor of the Estate. Mr. Epstein disclaims beneficial ownership of the Common Stock held by the Estate.

(3)

Includes (i) 998,362 shares held directly by Mr. Stanfield, (ii) 577,846 shares held by SFI LLC, of which Mr. Stanfield is the Managing Member, and (iii) 2,623,839 shares which Mr. Stanfield has, or will within 60 days of November 15, 2018 have, the right to acquire upon the exercise of stock options, vesting of RSUs or otherwise. Mr. Stanfield and his wife own a 55% interest in SFI LLC, and trusts for the benefit of their children own the remaining 45% interest. Mr. Stanfield disclaims beneficial ownership of the shares held by SFI LLC except to the extent of his pecuniary interest therein.

(4)	Includes 25,000 shares which Mr. Albertine has, or will within 60 days of November 15, 2018 have, the right to acquire upon the exercise of stock options.

(5)	Includes 6,250 shares which Mr. Amato has, or will within 60 days of November 15, 2018 have, the right to acquire upon the exercise of stock options.

(6)	Includes 165,000 shares which Mr. Barden has, or will have within 60 days of November 15, 2018 have, the right to acquire upon the vesting of RSUs.

(7)

Includes (i) 11,002,127 shares of Common Stock held by LHC and (ii) 77,750 shares of Common Stock held by the Estate, in each case, according to a Schedule 13D/A filed with the SEC on November 6, 2018. See Footnote 2 above regarding shares held by LHC.

(8)

Includes (i) 440,529 shares of Common Stock issuable upon conversion of the $1,000,000 in aggregate principal amount of Notes received by Mr. McGough from the Company pursuant to the Note Purchase Agreement, and (ii) 8,750 shares which Mr. McGough has, or will have within 60 days of November 15, 2018 have, the right to acquire upon the exercise of stock options.

(9)	Includes 15,000 shares which Mr. Seiler has, or will have within 60 days of November 15, 2018 have, the right to acquire upon the exercise of stock options.

See “ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS—(a) Arrangements with Executive Officers and Directors of the Company” for further information regarding our executive officers and directors.

Information with respect to Purchaser and Parent, and persons controlling Parent, are set forth under “The Offer—Section 9—Certain Information Concerning the Bidders” and “Schedule I—Directors and Executive Officers” in the Offer to Purchase.

(i) Schedule 13E-3. Because the transactions contemplated under the Merger Agreement may be deemed to be “going-private” transactions subject to Rule 13e-3 under the Exchange Act, solely for purposes of disclosure requirements thereunder, Purchaser and certain other stockholders have filed with the Commission a Transaction Statement on Schedule 13E-3 (a “Schedule 13E-3”) with respect to the Offer and the Merger, and the Company will file a Schedule 13E-3 with the Commission, each of which may be amended from time to time to report any material changes in the information set forth therein.

(j) Golden Parachute Compensation. Except as set forth under “ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS—(a) Arrangements with Executive Officers and Directors of the Company”, there are no agreements or understandings, whether written or unwritten, between any named executive officer of the Company and the Company or Purchaser concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer.

(k) Bylaw Amendment. On October 31, 2018 and effective on the same date, the Board amended the Amended and Restated Bylaws of the Company (the “Bylaw Amendment”), a copy of which is incorporated by reference as Exhibit (e)(9) hereto. The Bylaw Amendment adopts a forum selection provision providing that the sole and exclusive forum for certain proceedings relating to the Company will be a state court within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).

(l) Other Material Information. The information contained in all of the Exhibits referred to in Item 9 below is incorporated by reference herein.

(m) Certain Company Information.

Additional Information. The Company files and furnishes periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be read and copied at the Commission’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies may be obtained by mail, upon payment of the Commission’s customary charges, by writing to its principal office at 100 F Street, N.E., Washington, D.C. 20549. Further information on the operation of the Commission’s Public Reference Room in Washington, D.C. can be obtained by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as the Company, who file electronically with the Commission. The address of that site is www.sec.gov and documents may be obtained from such site free of charge. Copies of such reports, proxy statements and other information also are available at the Company’s website, www.intersections.com. Except as otherwise expressly set forth in the Schedule 14D-9, the information contained on these websites is not incorporated by reference herein and does not form a part of the Schedule 14D-9.

Cautionary Statement Regarding Forward-looking Statements

This Schedule 14D-9 contains forward-looking statements in addition to historical information. When used in this Schedule 14D-9, the words “can,” “will,” “intends,” “expects,” “believes,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. All statements that address activities, events or developments that the Company intends, expects or believes may occur in the future are forward-looking statements. These forward-looking statements may relate to such matters as business strategy, goals and expectations concerning the acquisition (including the anticipated timing of consummation of the acquisition), future operations, future performance or results. The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the Offer and the subsequent Merger; (ii) the risk that the Offer or the subsequent Merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company stockholders tendering their Shares in the Offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the Offer or the subsequent Merger may not be satisfied or waived, including the failure to receive a tender of a majority of the shares held by unaffiliated stockholders of the Company; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require the Company to pay a termination fee or other expenses; (vii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (viii) risks related to diverting management’s attention from the Company’s ongoing business operations; (ix) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability and (x) other factors as set forth from time to time in the Company’s filings with the Commission, including its Form 10-K for the fiscal year ended December 31, 2017 and subsequently filed Form 10-Qs and tender offer materials relating to the Offer, including a Solicitation/Recommendation Statement on Schedule 14D-9. Any forward-looking statements made by the Company in this Schedule 14D-9 speak only as of the date hereof. Factors or events that affect the transactions or could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

ITEM 9. EXHIBITS.

*(a)(1)	Offer to Purchase dated November 29, 2018 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO filed with the Commission by Purchaser and Parent on November 29, 2018).

*(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO filed with the Commission by Purchaser and Parent on November 29, 2018).

*(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to Schedule TO filed with the Commission by Purchaser and Parent on November 29, 2018).

*(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to Schedule TO filed with the Commission by Purchaser and Parent on November 29, 2018).

*(a)(5)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated by reference to Exhibit (a)(1)(E) to Schedule TO filed with the Commission by Purchaser and Parent on November 29, 2018).

(a)(6)	Press Release of the Company dated October 31, 2018 (incorporated by reference to Schedule 14D-9C filed with the Commission on October 31, 2018).

(a)(7)	Letter from Michael R. Stanfield, Executive Chairman and President of Intersections Inc., to vendors, partners and prospects, dated October 31, 2018 (incorporated by reference to Schedule 14D-9C filed with the Commission by the Company on October 31, 2018).

(a)(8)	Earnings Release for the Company’s Third Quarter 2018 Results (incorporated by reference to Schedule 14D-9C filed with the Commission by the Company on November 9, 2018).

*(a)(9)	Opinion of North Point Advisors LLC (incorporated by reference to Annex A of this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger dated as of October 31, 2018 (incorporated by reference to Exhibit 2.1 to Form 8-K filed by the Company with the Commission on November 6, 2018).

(e)(2)	Amendment No. 1 to Agreement and Plan of Merger dated as of November 28, 2018 (incorporated by reference to Exhibit 2.1 to Form 8-K filed by the Company with the Commission on November 29, 2018).

(e)(3)	Amended and Restated Employment Agreement dated as of January 10, 2017 between the Company and Michael R. Stanfield (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Company with the Commission on January 10, 2017).

(e)(4)	Amendment dated as of December 6, 2017 to Amended and Restated Employment Agreement dated as of January 10, 2017 between the Company and Michael R. Stanfield (incorporated by reference to Exhibit 10.11.2 to Form 10-K filed by the Company with the Commission on March 30, 2018).

(e)(5)	Amended and Restated Employment Agreement dated as of February 17, 2017 between the Company and Ronald L. Barden (incorporated by reference to Exhibit 10.10 to Form 10-K filed by the Company with the Commission on March 27, 2017).

(e)(6)	Amended and Restated Employment Agreement dated as of February 17, 2017 between the Company and Duane L. Berlin (incorporated by reference to Exhibit 10.11 to Form 10-K filed by the Company with the Commission on March 27, 2017).

(e)(7)	Amended and Restated Employment Agreement dated as of February 21, 2018 between the Company and Melba M. Amissi (incorporated by reference to Exhibit 10.1 to Form 10-Q filed by the Company with the Commission on May 10, 2018).

**(e)(8)	Form of Good Reason Waiver for Executive Officers.

(e)(9)	Amendment to Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to Form 8-K filed by the Company with the Commission on November 6, 2018).

(e)(10)

Contribution and Assignment Agreement dated as of October 31, 2018, by and between WC SACD One, Inc. and Michael Stanfield (incorporated by reference to Exhibit 99.9 to Schedule 13D filed by WndrCo Holdings, LLC with the Commission on November 13, 2018).

(e)(11)

Contribution and Assignment Agreement dated as of October 31, 2018, by and between WC SACD One, Inc. and Stanfield Family Investments LLC (incorporated by reference to Exhibit 99.10 to Schedule 13D filed by WndrCo Holdings, LLC with the Commission on November 13, 2018).

(e)(12)

Contribution and Assignment Agreement dated as of October 31, 2018, by and between WC SACD One, Inc. and Loeb Holding Corporation (incorporated by reference to Exhibit 99.8 to Schedule 13D filed by WndrCo Holdings, LLC with the Commission on November 13, 2018).

(e)(13)

Contribution and Assignment Agreement dated as of October 31, 2018, by and between WC SACD

One, Inc. and David A. McGough (incorporated by reference to Exhibit 99.9 to Schedule 13D filed by General Catalyst Group IX, L.P. with the Commission on November 13, 2018).

(e)(14)

Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One

Parent, Inc. and Michael R. Stanfield (incorporated by reference to Exhibit 99.4 to Schedule 13D/A filed by Michael R. Stanfield with the Commission on October 31, 2018).

(e)(15)

Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One

Parent, Inc. and Stanfield Family Investments LLC (incorporated by reference to Exhibit 99.4 to

Schedule 13D/A filed by Michael R. Stanfield with the Commission on October 31, 2018).

(e)(16)

Tender and Support Agreement dated October 31, 2018, by and between WC SACD One Parent,

Inc. and Loeb Holding Corporation (incorporated by reference to Exhibit 99.5 to Schedule 13D/A filed by Loeb Holding Corporation with the Commission on October 31, 2018).

(e)(17)

Tender and Support Agreement dated as of October 31, 2018, by and between WC SACD One

Parent, Inc. and David A. McGough (incorporated herein by reference to Exhibit 99.5 of Schedule

13D filed by General Catalyst Group IX, L.P. with the Commission on November 13, 2018).

**(e)(18)	Continuity Agreement Term Sheet, dated October 31, 2018, by and between Michael R. Stanfield and WC SACD One, Inc.

(e)(19)	Note Purchase and Exchange Agreement, dated as of October 31, 2018, by and among the Company and the investors identified on Annex I attached thereto (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Company with the Commission on November 6, 2018).

(e)(20)	Form of Senior Secured Convertible Note (included as Exhibit A to Exhibit 10.1 to Form 8-K filed by the Company with the Commission on November 6, 2018).

(e)(21)	Registration Rights Agreement, dated October 31, 2018, by and among the Company and the investors party thereto (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Company with the Commission on November 6, 2018).

(e)(22)	Equity Commitment Letter, dated as of October 31, 2018 by and among WC SACD One Parent, Inc. and the investors party thereto (incorporated by reference to Exhibit 99.1 to Form 8-K filed by the Company with the Commission on November 6, 2018).

(e)(23)	Equity Commitment Letter, dated as of October 31, 2018 by and among WC SACD One, Inc. and the investors party thereto (incorporated by reference to Exhibit 99.2 to Form 8-K filed by the Company with the Commission on November 6, 2018).

(e)(24)	Limited Guaranty made and entered into as of October 31, 2018 by and among WndrCo Holdings, LLC, General Catalyst Group IX, L.P., GC Entrepreneurs Fund IX, L.P. and iSubscribed, Inc. in favor of the Company (incorporated by reference to Exhibit 99.3 to Form 8-K filed by the Company with the Commission on November 6, 2018).

Annex A	Opinion of North Point Advisors LLC, Financial Advisor to Special Committee, dated October 29, 2018

Annex B	Section 262 of the Delaware General Corporation Law

*	Included in materials delivered to stockholders of the Company.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERSECTIONS INC.

By:	/s/ Ronald L. Barden
Name: Ronald L. Barden
Title: Chief Financial Officer

November 29, 2018

ANNEX A

580 California Street, Suite 2000, San Francisco, CA 94104     Tel: 415.358.3500     Fax: 415.358.3555

October 29, 2018

The Special Committee of the Board of Directors

Intersections Inc.

3901 Stonecroft Boulevard

Chantilly, VA 20151

Members of the Special Committee of the Board of Directors:

North Point Advisors LLC (“North Point”) has acted as financial advisor to the Special Committee of the Board of Directors (the “Committee”) of Intersections Inc., a Delaware corporation (the “Company”) in connection with the Agreement and Plan of Merger (the “Agreement”), to be entered into by and among the Company, WC SACD One, LLC. (“Parent”), and WC SACD One Merger Sub, Inc., a subsidiary of Parent (“Merger Sub”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Agreement.

The Agreement provides, among other things, that (i) Parent shall cause Merger Sub to commence a tender offer for all the shares of common stock, par value $0.01 per share, of the Company (the “Shares” and such tender offer, the “Offer”), (ii) at the consummation of the Offer, the stockholders of the Company who elect to participate in the Offer will receive a purchase price per share equal to $3.68 (the “Offer Price”) payable in cash, (iii) following the consummation of the Offer, Merger Sub shall be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”), (iv) the separate corporate existence of Merger Sub shall cease, and the Company shall continue its corporate existence as the surviving corporation, (v) Parent shall become the direct owner of all of the issued and outstanding equity interests of the surviving corporation, and (vi) each remaining outstanding Share, other than any Excluded Shares, Dissenting Shares and Rollover Shares, will be cancelled and automatically converted into the right to receive cash equal to $3.68 in cash, without interest (the “Merger Consideration”).

You have requested our opinion, as a financial advisor, as to the fairness of the Merger Consideration, from a financial point of view, to the stockholders of the Company.

In connection with our review of the Transaction, and in arriving at our opinion, we have: (i) reviewed a draft dated October 27, 2018 of the Agreement; (ii) reviewed and analyzed certain financial and other data with respect to the Company, which was publicly available, (iii) reviewed and analyzed certain information, including financial statements and financial forecasts, relating to the business, earnings, cash flow, assets, liabilities, projected operations and prospects of the Company, that were furnished to us by the Company; (iv) held discussions with certain members of senior management and representatives of the Company concerning the matters described in clauses (ii) and (iii) above, as well as its business and prospects on a stand-alone basis; (v) reviewed the current and historical reported prices and trading activity of certain publicly-traded companies deemed by us to be comparable to the Company; and (vi) reviewed the terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion. We believe such areas of investigation are sufficient and reasonable as a basis for rendering this opinion. In conducting our review and analysis, and as a basis for arriving at our opinion, we have utilized generally accepted valuation and analytical techniques, methodologies, procedures and considerations reasonably deemed relevant and customary under the circumstances.

In giving our opinion, we have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared by the Company on a reasonable basis in accordance with industry practice, and that the Company is not aware of any information or facts that would make incomplete or misleading any information provided to us by it. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed, without independent verification, that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no opinion as to any such financial forecasts, estimates, judgments or forward-looking information or the assumptions upon which they were based. Although we have not independently verified the accuracy and completeness of the information we considered, we advise you that nothing has come to our attention during the course of this engagement that has caused us to believe that it was unreasonable for us to utilize and rely on the information we have reviewed. We are not legal, tax or regulatory advisors. We are financial advisors only and we have relied, with your consent and without independent verification, on the advice of the outside counsel and the independent registered public accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company, and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party in accordance with the provisions thereof, (iii) the Transaction will be consummated pursuant to the terms of the Agreement, and (iv) all conditions to the consummation of the Transaction will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary governmental, regulatory or other approvals and consents required for the consummation of the Transaction will be obtained without any adverse effect on the parties or the contemplated benefits of the Transaction.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other), and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company, or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, or any of its affiliates is a party or may be subject, and our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

This opinion is necessarily based on the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect this opinion and the assumptions used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We will be paid a fee for our services as financial advisor to the Special Committee. The Company has also agreed to indemnify and hold us harmless against certain liabilities and reimburse us for certain expenses in connection with our services. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or Parent. In the ordinary course of our business, we may, in the future, provide investment banking and financial advisory services to the surviving corporation or the Parent or entities that are affiliated with the Parent or the surviving corporation for which we would expect to receive compensation.

This opinion is provided to the Committee in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares into the Offer. It is understood that this opinion will be relied upon by the Committee in connection with the Transaction. This opinion may not be disclosed, referred to, published or otherwise used (in whole or in part), nor may any public references to us be made, without our prior written consent. Notwithstanding the foregoing, this opinion may be reproduced in full in any Schedule 14D-9 or proxy or information statement mailed to the stockholders of the Company. This opinion has been approved for issuance by the Opinion Committee of North Point.

This opinion addresses solely the fairness, from a financial point of view, to the holders of Shares (other than the Excluded Shares, Dissenting Shares and Rollover Shares) the Company of the Merger Consideration to be paid to the holders of Shares (other than Parent, Merger Sub and their Affiliates) and does not address any other terms of the Transaction or the Agreement. In connection with this opinion, we have not reviewed, and this opinion does not address, the terms of any other agreement entered into or to be entered into in connection with the Transaction, including any agreements entered into between the Rollover Holders and the Company, between the Rollover Holders and Parent, between Parent and its equityholders or between the equityholders of Parent. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction, the merits of the Transaction relative to any alternative transaction or business strategy that may be available to the Company, or any other terms contemplated by the Agreement.

Based on and subject to the foregoing and based on such other factors as we consider relevant, it is our opinion that, as of the date hereof, both the Offer Price and the Merger Consideration, to be paid to the holders of the Shares (other than the Excluded Shares, Dissenting Shares and Rollover Shares) in the proposed Transaction, is fair, from a financial point of view, to the holders of such Shares (other than Parent, Merger Sub and their Affiliates).

Very truly yours,

/s/ North Point Advisors
NORTH POINT ADVISORS LLC

ANNEX B

Section 262 of the General Corporation Law of the State of Delaware.

§ 262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title, § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

B-5